   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1998.
                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------

                         SIMPSON MANUFACTURING CO., INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         CALIFORNIA                                        94-3196943
(STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)


                          4637 CHABOT DRIVE, SUITE 200
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 460-9912
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                STEPHEN B. LAMSON
                             CHIEF FINANCIAL OFFICER
                          4637 CHABOT DRIVE, SUITE 200
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 460-9912
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
     DOUGLAS L. HAMMER, ESQ.                            DANIEL J. ZUBKOFF, ESQ.
SHARTSIS, FRIESE & GINSBURG LLP                         CAHILL GORDON & REINDEL
ONE MARITIME PLAZA, 18TH FLOOR                               80 PINE STREET
   SAN FRANCISCO, CA 94111                                 NEW YORK, NY 10005
       (415) 421-6500                                        (212) 701-3000

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

           IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

           IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1993, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [ ]

           IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

           IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

           IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                                  CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                                        PROPOSED     PROPOSED
                                                                         MAXIMUM     MAXIMUM
                                                                        OFFERING    AGGREGATE
                 TITLE OF SHARES                     AMOUNT TO BE       PRICE PER    OFFERING       AMOUNT OF
                 TO BE REGISTERED                     REGISTERED         UNIT(1)    PRICE (1)      REGISTRATION
                                                                                                       FEE
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK (WITHOUT PAR VALUE)               1,437,500 SHARES(2)      $32.875       $47,257,812.50   $13,941.05
=================================================================================================================

(1) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE AMOUNT OF THE REGISTRATION FEE PURSUANT TO RULE 457(c), BASED ON THE AVERAGE OF THE HIGH AND LOW PRICES OF THE COMMON STOCK AS REPORTED BY THE NEW YORK STOCK EXCHANGE ON JANUARY 14, 1998.

(2) INCLUDES SHARES TO BE SOLD BY SIMPSON PSB FUND ON EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                              SUBJECT TO COMPLETION
                             DATED JANUARY 21, 1998

PROSPECTUS

1,250,000 Shares

SIMPSON
MANUFACTURING
       CO., INC.

Common Stock
(without par value)

All of the 1,250,000 shares of the Common Stock, without par value (the "Common Stock"), of Simpson Manufacturing Co., Inc., a California corporation (the "Company"), are hereby offered by Simpson PSB Fund (the "Principal Selling Shareholder") and Thomas J Fitzmyers (together, the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Use of Proceeds."

The Common Stock is traded on the New York Stock Exchange, Inc. (the
"NYSE") under the symbol "SSD." On January 20, 1998, the last reported sale price of the Common Stock on the NYSE was $33 1/8 per share. See
"Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
                                                                                PROCEEDS TO
                                PRICE TO              UNDERWRITING              SELLING
                                PUBLIC                DISCOUNTS(1)              SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------
Per Share                       $                     $                         $
                                 ------                ------                    ------
-------------------------------------------------------------------------------------------------
Total(3)                        $                     $                         $
                                 -------------         -------------             -------------
=================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Selling Shareholders, estimated at $________. The Company intends to make a charitable donation to the Principal Selling Shareholder in an amount equal to one-half of such expenses that the Principal Shareholder pays.

(3) The Principal Selling Shareholder has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock, on the same terms as set forth above, solely to cover overallotments, if any. If such overallotment option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Selling Shareholders will be $_______________, $____________ and $__________, respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about ____________, 1998, at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.       MERRILL LYNCH & CO.      BANCAMERICA ROBERTSON STEPHENS

___________, 1998

                              [INSIDE FRONT COVER]






                        [PHOTOGRAPHS OF COMPANY PRODUCTS]








CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied on as having been authorized by the Company, the Selling Shareholders or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.





                                TABLE OF CONTENTS


Incorporation of Certain
  Documents by Reference...................................4
Additional Information.....................................4
Prospectus Summary.........................................5
Risk Factors...............................................8
Use of Proceeds...........................................13
Dividend Policy...........................................13
Price Range of Common Stock...............................13
Capitalization............................................14
Selected Consolidated
  Financial Information...................................15
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations...............................17
Business..................................................23
Management................................................34
Principal and Selling Shareholders........................36
Description of Capital Stock..............................37
Underwriting..............................................39
Legal Matters.............................................40
Experts...................................................40
Index to Consolidated Financial
Statements...............................................F-1


Strong-Tie(R), Dura-Vent(R), Dura/Connect(R), Dura-Plus(R), Dura/Liner(R), Direct Vent G.S.(R) and There Is No Equal(R) (when used with the registered design) are registered trademarks of the Company's subsidiaries.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed or to be filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference into this
Prospectus:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

2.    The Company's Proxy Statement dated April 14, 1997;

3. The Company's Quarterly Reports on Form 10-Q dated May 14, August 13 and November 10, 1997; and

4. The Company's Current Reports on Form 8-K dated January 7, March 21 and September 25, 1997.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to Simpson Manufacturing Co., Inc., 4637 Chabot Drive, Suite 200, P.O. Box 10789, Pleasanton, California 94588-0789, telephone (510) 460-9912, Attn: Chief Financial Officer.

                             ADDITIONAL INFORMATION

The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is listed on the NYSE. Reports and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, on payment of the prescribed fees.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. All references to the Company refer to the Company and its predecessors unless indicated otherwise.

                                   THE COMPANY

Simpson Manufacturing Co., Inc. (the "Company"), through its subsidiary, Simpson Strong-Tie Company Inc. ("Simpson Strong-Tie" or "SST"), designs, engineers and is a leading manufacturer of wood-to-wood, wood-to-concrete and wood-to-masonry connectors, and through its subsidiary, Simpson Dura-Vent Company, Inc. ("Simpson Dura-Vent" or "SDV"), designs, engineers and manufactures venting systems for gas and wood burning appliances. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself ("DIY") markets. The Company believes that Simpson Strong-Tie benefits from strong brand name recognition among architects and engineers who frequently specify in building plans the use of SST products, and that Simpson Dura-Vent benefits from strong brand name recognition among contractors, dealers, distributors and original equipment manufacturers ("OEMs") to which SDV markets its products. The Company has continuously manufactured structural connectors since 1956.

From 1992 through 1996, the Company's annual net sales grew from $98.1 million to $202.4 million, a compound annual growth rate of 19.8%. In the same period, the Company's annual net income grew from $6.1 million to $19.7 million, a compound annual growth rate of 34.3%. In 1997, the Company has continued to experience increases in sales and earnings. Growth has been derived primarily from frequent new product introductions, expansion into new geographic markets and growth of distribution channels.

Connectors produced by Simpson Strong-Tie typically are steel devices that are used to strengthen, support and connect joints in residential and commercial construction and DIY projects. These products enhance the safety and durability of the structures in which they are installed and can save time and labor costs for the contractor. SST's connector products increase structural integrity and improve structural resistance to seismic, wind and other forces. Applications range from building framing to deck construction to DIY projects. SST produces and markets more than 1,300 standard connector products in addition to products that it manufactures to custom specifications requested by architects and engineers.

Simpson Dura-Vent's venting systems are used to vent gas furnaces and water heaters, gas fireplaces and stoves, wood burning stoves and pellet stoves. SDV's metal vents, chimneys and chimney liner systems exhaust the products of combustion to the exterior of the building, and some products introduce outside air into the appliance. SDV designs its products for ease of assembly and safe operation and to achieve a high level of performance. SDV produces and markets several hundred different venting products and systems.

The Company emphasizes continuous new product development and often obtains patent protection for its new products. The Company's products are marketed in all 50 states of the United States and in England, France, Germany, Canada, Mexico, Japan and Australia. Both Simpson Strong-Tie and Simpson Dura-Vent products are distributed through a contractor and dealer distributor network, home centers and OEMs.

The Company has developed and uses automated manufacturing processes. Its innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. The Company's development of specialized manufacturing processes has also permitted increased operating flexibility and enhanced product design innovation. The Company has developed a quality management system that employs numerous quality-control procedures. Since 1996, SST's quality management system has been registered under ISO 9001. The Company has 11 manufacturing locations in the United States, Canada, France and the United Kingdom.

The Company is a California corporation and was reorganized in 1994 as a holding company for Simpson Strong-Tie and Simpson Dura-Vent. The Company's principal business offices are located at 4637 Chabot Drive, Suite 200, P.O. Box 10789, Pleasanton, California 94588-0789, telephone (510) 460-9912.

                                  THE OFFERING

Common Stock Offered by the Selling
    Shareholders....................................  1,250,000 shares
Common Stock Outstanding before and after
    this Offering ..................................  11,517,113 shares(1)
Use of Proceeds.....................................  The net proceeds to Simpson PSB
                                                      Fund, a California nonprofit
                                                      public benefit corporation (the
                                                      "Principal Selling Shareholder"),
                                                      will be used principally for
                                                      charitable purposes.  See "Use of
                                                      Proceeds."
Risk Factors........................................  For a discussion of certain considerations relevant to an
                                                      investment in the Common Stock,
                                                      see "Risk Factors."
NYSE Symbol.........................................  "SSD"


----------

(1) Excludes an aggregate of 853,661 shares of Common Stock issuable on exercise of stock options that were outstanding as of December 31, 1997. See "Business--Employees and Labor Relations" and "Principal and Selling Shareholders."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information with respect to the Company for each of the five years ended December 31, 1992, 1993, 1994, 1995 and 1996, derived from the audited Consolidated Financial Statements of the Company, the most recent three years of which appear elsewhere herein, and for the nine-month periods ended September 30, 1996 and 1997, which are unaudited and also appear elsewhere herein. In the opinion of the Company, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein, in accordance with generally accepted accounting principles. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                           -----------------------------------------------------------------------------------------------------
                                                                                                              Nine Months
                                           YEARS ENDED DECEMBER 31,                                       Ended September 30,
Dollars in thousands,
except per share data         1992            1993           1994           1995           1996           1996           1997
                           -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS
     DATA
Net sales                  $    98,106    $   113,923    $   151,290    $   167,958    $   202,409    $   152,346    $   186,307
Gross profit                    32,764         41,536         54,306         58,590         78,015         58,040         74,106
Compensation related to
     stock plans(1)(2)             120            693          6,909             61            180             --            290
Income from operations          10,956         14,550         14,075         22,907         32,695         24,750         33,379
Net income                       6,058          7,970          5,451         14,122         19,721         14,823         19,966
Net income per share
     Primary(3)            $       .69    $       .89    $       .51    $      1.23    $      1.68    $      1.26    $      1.67
     Fully diluted(3)      $       .69    $       .86    $       .51    $      1.22    $      1.67    $      1.26    $      1.66
Weighted average shares
     outstanding
     Primary                 8,815,501      9,051,425     10,561,641     11,460,567     11,755,184     11,727,496     11,946,675
     Fully diluted           8,854,741      9,358,180     10,569,055     11,532,872     11,838,658     11,788,732     12,055,519


                                         ----------------------------------------------
                                             AS OF DECEMBER 31,     AS OF SEPTEMBER 30,
                                           1995            1996            1997
                                         --------        --------   -------------------
BALANCE SHEET DATA                                                      (UNAUDITED)
Working capital                          $ 51,984        $ 70,676        $ 82,530
Net plant, property and equipment          26,420          28,688          37,359
Total assets                               96,642         122,521         151,636
Total debt                                     20              --              30
Total shareholders' equity                 81,553         102,297         122,791

----------

(1) In 1994, a reorganization was effected to consolidate shareholdings in Simpson Strong-Tie and Simpson Dura-Vent (the "1994 Reorganization"). As part of the 1994 Reorganization, the Company recorded a one-time, non-cash, non-deductible compensation charge of approximately $6.4 million in the first quarter of 1994, resulting from an exchange of Company shares for outstanding SST and SDV shares held by employees. After giving effect to all components of the 1994 Reorganization, including this non-cash compensation charge, shareholders' equity increased by $1.1 million. The Company also recorded in the first quarter of 1994 other non-cash compensation charges aggregating approximately $400,000 and a cash compensation charge of approximately $100,000. See Notes 2 and 14 to the Consolidated Financial Statements.

(2) The year ended December 31, 1993, includes $470,000 in one-time, non-cash expense for options earned by employees pursuant to compensation arrangements with exercise prices less than fair value. The balance for the years 1992 and 1993 includes dividends paid to and repurchases of shares of common stock from employees, which shares are deemed to be stock options (deemed options) for financial reporting purposes. See Notes 2 and 14 to the Consolidated Financial Statements.

(3) For purposes of calculating net income per share, common and common equivalent shares issued during the 12-month period prior to the Company's initial public offering in 1994 have been included as if they were outstanding for all periods presented using the treasury stock method.

                                  RISK FACTORS

This Prospectus contains forward-looking statements that involve risks and uncertainties, certain of which are discussed below and in reports filed by the Company with the Securities and Exchange Commission. See "Incorporation of Certain Documents by Reference" and "Additional Information." Actual results might differ materially from results suggested by any forward-looking statements in this Prospectus.

In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.


EFFECT OF INCREASED RAW MATERIAL COSTS

Steel and other metals are the Company's principal raw materials. The Company purchases steel and other raw materials from various suppliers. The steel industry is highly cyclical and prices for the Company's raw materials are influenced by numerous factors beyond the Company's control, including general economic conditions, competition, labor costs, import duties and other trade restrictions. The Company historically has not attempted to hedge against changes in prices of steel or other raw materials. The Company might not be able to increase its product prices in amounts that correspond to increases in raw materials prices without materially and adversely affecting its sales and profits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Raw Materials."

SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS

The Company's sales are seasonal, with operating results varying from quarter to quarter. The Company's sales and income have historically been lower in the first and fourth quarters and higher in the second and third quarters of the year as retailers and contractors purchase construction materials in the late spring and summer months for the construction season. In addition, demand for the Company's products and the Company's results of operations are significantly affected by weather conditions, such as unseasonably warm, cold or wet weather, which affect, and sometimes delay or accelerate, installation of certain of the Company's products. Political and economic events can also affect the Company's revenues. The Company has little control over the timing of customer purchases, and sales anticipated in one quarter may occur in another quarter, thereby affecting both quarters' results. In addition, the Company incurs significant expenses as it develops, produces and markets its products in anticipation of future orders. Products typically are shipped as orders are received, and accordingly the Company operates with little backlog. As a result, net sales in any quarter generally depend on orders booked and shipped in that quarter. A significant portion of the Company's operating expenses are fixed, and planned expenditures are based primarily on sales forecasts. If sales fall below the Company's expectations, operating results would be adversely affected for the relevant quarters, as expenses based on those expectations will already have been incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONSTRUCTION INDUSTRY CYCLES

The Company's principal markets are in the building construction industry. That industry is subject to significant volatility as a result of fluctuations in interest rates, the availability of credit to builders and developers, inflation rates and other economic factors and trends, none of which is within the Company's control. Declines in commercial and residential construction may be expected to reduce the demand for the Company's products. The Company cannot provide any assurance that its business will not be adversely affected by future negative economic or construction industry performance or that future declines in construction activity or the demand for the Company's products will not have material adverse effects on the Company and its business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON INTELLECTUAL PROPERTY PROTECTION

The Company's ability to compete effectively with other companies depends in part on its ability to maintain the proprietary nature of its technology. The Company owns more than 80 patents in the United States and other countries and has applied for an additional 23 patents, but there can be no assurance as to the degree of protection afforded by these patents or the likelihood that patents will issue pursuant to pending patent applications. Furthermore, there can be no assurance that others will not independently develop the same or similar technology, develop around the patented aspects of any of the Company's products or proposed products, or otherwise obtain access to the Company's proprietary technology.

In addition to seeking patent protection, the Company also relies on unpatented proprietary technology to maintain its competitive position. Nevertheless, there can be no assurance that the Company will be able to protect its know-how or other proprietary information.

In attempting to protect its proprietary information, the Company expects that it may sometimes be necessary to prosecute lawsuits against competitors and others that the Company believes have infringed or are infringing the Company's rights. In such an event, the defendant may assert counterclaims to complicate or delay the litigation or for other reasons. If the Company were to be unable to maintain the proprietary nature of its significant products, the Company's business and financial condition could be materially and adversely affected. See "Business--Patents and Proprietary Rights."

PRODUCT LIABILITY

The Company designs and manufactures most of its standard products and expects that it will continue to do so. The Company employs engineers and designers to design and test its products under development. In addition, the Company maintains a quality control system. The Company has on occasion found manufacturing flaws in its products. In addition, the Company purchases from third party suppliers raw materials, principally steel, and finished goods that are produced and processed by other manufacturers. The Company also has on occasion found flaws in raw materials and finished goods produced by others, some of which flaws have not been apparent until after the products were installed by customers. Many of the Company's products are integral to the structural soundness or fire safety of the buildings in which they are used. As a result, if any flaws exist in the Company's products (as a result of design, raw material or manufacturing flaws) and such flaws are not discovered and corrected before the Company's products are incorporated into structures, the structures could suffer severe damage (such as collapse or fire) and personal injury could result. To the extent that such damage or injury is not covered by the Company's product liability insurance, and if the Company were to be found to have been negligent or otherwise culpable, the Company and its business and financial condition could be materially and adversely affected by the necessity to correct such damage and to compensate persons who might have suffered injury.

Furthermore, in the event that a flaw is discovered after installation but before any damage or injury occurs, it may be necessary for the Company to recall products, and the Company may be liable for any costs necessary to retrofit the affected structures. Any such recall or retrofit could entail substantial costs and adversely affect the Company's reputation, sales and financial condition. The Company does not carry insurance against recall costs, and its product liability insurance may not cover retrofit costs.

The severe earthquake in Northridge, California, in January 1994, damaged or destroyed numerous structures, and Company products were installed in some of those structures. No assurance can be given that claims will not be made against the Company with regard to damage or destruction of structures incorporating Company products resulting from a natural disaster. Any such claims, if asserted, could materially and adversely affect the Company.

REGULATORY MATTERS

The design, capacity and quality of most of the Company's products and manufacturing processes are subject to numerous and extensive regulations and standards promulgated by governmental, quasi-governmental and industry organizations. Such regulations and standards are highly technical and complex and are subject to frequent revision. The failure of the Company's products or manufacturing processes to comply with any of such regulations and standards could impair the Company's ability to manufacture and market its products profitably and materially and adversely affect the Company's business and financial condition. In addition, under the National Appliance Energy Conservation Act, the Department of Energy periodically reviews the necessity for increased efficiency standards with respect to gas furnaces. A substantial percentage of Simpson Dura-Vent's Type B Gas Vent sales are for gas furnace applications. Minimum appliance efficiency standards might be adopted that could negatively affect sales of Type B Gas Vents, which could materially and adversely affect the Company's operating results and financial condition. See "Business--Regulation."

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company is subject to environmental laws and regulations governing emissions into the air, discharges into water, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other Federal and state laws and regulations regarding health and safety matters. The Company's manufacturing operations involve the use of solvents, chemicals, oils and other materials that are regarded as hazardous or toxic and the use of complex and heavy machinery and equipment that can pose severe safety hazards (especially if not properly and carefully used). Some of the Company's products also incorporate materials that are hazardous or toxic in some forms (such as zinc and lead, which are used in some steel galvanizing processes). The Company believes that it has obtained all material licenses and permits required by environmental, health and safety laws and regulations in connection with the Company's operations and that its policies and procedures comply in all material respects with existing environmental, health and safety laws and regulations. It is possible that additional licenses or permits may be required, that the Company's policies and procedures might not comply in all respects with all such laws and regulations or, even if they do, that employees might fail or neglect to follow them in all respects, and that the Company's generation, handling, use, storage, transportation, treatment or disposal of hazardous or toxic materials, machinery and equipment might cause injury to persons or to the environment. In addition, properties occupied by the Company may be contaminated by hazardous or toxic substances and remedial action may be required at some time in the future. It is also possible that materials in certain of the Company's products could cause injury or sickness. Relevant laws and regulations could also be changed or new ones could be adopted that require the Company to obtain additional licenses and permits and cause the Company to incur substantial expense. Any such event or contamination could have a material adverse effect on the Company and its liquidity, results of operations and financial condition. See "Business--Regulation."

DEPENDENCE ON NEW MARKETS; EXPANSION OUTSIDE THE UNITED STATES

The Company's future growth, if any, will depend to some extent on its ability to penetrate new markets, both domestically and internationally. In addition, construction customs, standards, techniques and methods in international markets differ from those in the United States. Laws and regulations applicable in new markets for the Company are likely to be unfamiliar to the Company and compliance may be substantially more costly than the Company anticipates. As a result, it may become necessary for the Company to redesign products or to invent or design new products in order to compete effectively and profitably outside the United States or in markets that are new to the Company in the United States. The Company expects that significant time will be required for it to generate substantial sales or profits in new markets. Other significant challenges to conducting business in foreign countries include, among other factors, local acceptance of the Company's products, political instability, currency controls, changes in import and export regulations, changes in tariff and freight rates, and fluctuations in foreign exchange rates. There can be no assurance that the Company will be able to penetrate these markets or that any such market penetration can be achieved on a timely basis or profitably. If the Company is not successful in penetrating these markets within a reasonable time, it will be unable to recoup part or all of the significant investments it will have made in attempting to do so. See "Business--Business Strategy" and "Business--Industry and Market Trends."

ABILITY TO ASSIMILATE ACQUISITIONS

The Company has recently made several small acquisitions and may in the future pursue additional acquisitions of product lines or businesses. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has little or no direct prior experience, and the potential loss of key employees of the acquired company. In addition, future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurring of additional debt, and amortization expenses related to goodwill and intangible assets, which could adversely affect the Company's profitability. If an acquisition occurs, no assurance can be given as to its effect on the Company's business or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Acquisitions and Strategic Investments."

LOSS OF MANUFACTURING CAPACITY

Each of the Company's current and planned manufacturing facilities is located in a geographic region that has experienced major natural disasters, such as earthquakes, floods and hurricanes. For example, the 1989 Loma Prieta earthquake in Northern California destroyed a freeway and caused other major damage within a few miles of the Company's facilities in San Leandro, California, and the earthquakes in Northridge, California, in January 1994, destroyed several freeways and numerous buildings in the region in which the Company's facilities in Brea are located. The Company does not carry earthquake insurance. Other insurance that it carries is limited and not likely to be adequate to cover all of the Company's resulting costs, business interruption and lost profits in the event of a major natural disaster in the future. If a natural disaster were to render one or more of the Company's manufacturing facilities totally or partially unusable, whether or not covered by insurance, the Company's business and financial condition could be materially and adversely affected.

COMPETITION

The markets for the Company's products are highly competitive. The Company has different competitors in various markets that it serves. Some of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, other technologies may be the bases for competitive products that could render the Company's products obsolete or uncompetitive, and other companies may find the Company's markets attractive and enter those markets. Competitive pricing, including price competition or the introduction of new products, could have material adverse effects on the Company's revenues and profit margins. See "Business--Competition."

CONTROL BY PRINCIPAL SHAREHOLDERS

Barclay Simpson, the Chairman of the Board of the Company, and his seven adult children collectively own or control approximately 43.3% of the outstanding shares of Common Stock, and Thomas J Fitzmyers, the President and Chief Executive Officer of the Company, owns approximately 3.7% of the outstanding shares of Common Stock. In addition, the Company's profit sharing trusts, of which Messrs. Simpson and Fitzmyers are trustees, own an aggregate of approximately 1.3% of the outstanding shares of Common Stock. Mr. Fitzmyers will sell 50,000 of his shares (approximately 0.4% of the outstanding shares of Common Stock) in this offering. As a result of such share ownership, under California law, which provides for cumulative voting for directors, Mr. Simpson, his children and Mr. Fitzmyers together will continue to have the right to elect at least three of the seven directors; Messrs. Simpson and Fitzmyers will also have substantial influence with respect to the election of the other directors. Messrs. Simpson and Fitzmyers are also expected to continue to exercise substantial control over fundamental changes affecting the Company, such as a merger or sale of assets or amendment of the Company's Articles of Incorporation or Bylaws. Notwithstanding that investors in this offering will have the right to vote their shares of Common Stock, the Company and its management will continue to be controlled by Messrs. Simpson and Fitzmyers. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

CONFLICTS OF INTEREST

Barclay Simpson, Thomas J Fitzmyers and Stephen B. Lamson, the Company's principal executive officers (see "Management"), have and will continue to have significant conflicts of interest regarding certain properties that the Company leases from partnerships in which those officers participate. Those partnerships were organized principally to purchase, own and lease to the Company manufacturing and warehouse facilities that the Company currently uses. Based on formal and informal third-party appraisals, the Company believes that some of the rent and other terms under these leases are less favorable to the Company than terms that could be obtained from unrelated persons in the current real estate markets. The Company intends to continue to lease and occupy most of these facilities for the foreseeable future, and, subject to the approval of the Company's independent directors, the leases may be amended, renewed or replaced at any time or from time to time. In such event, Messrs. Simpson, Fitzmyers and Lamson would be subject to conflicting interests in their capacities as partners in the partnerships and as officers, directors and controlling shareholders of the Company. See "Description of Capital Stock" and Note 10 to the Consolidated Financial Statements.

COLLECTIVE BARGAINING AGREEMENTS

A significant number of the Company's employees at two of the Company's major manufacturing facilities are represented by labor unions and are covered by collective bargaining agreements, one of which (covering approximately 125 employees) will expire in July 1998. A work stoppage or interruption by a significant number of the Company's employees could have a material and adverse effect on the Company and its business and financial condition. See "Business--Employees and Labor Relations."

DEPENDENCE ON KEY PERSONNEL

The Company is dependent on certain key management and technical personnel, including Barclay Simpson, Thomas J Fitzmyers, Stephen B. Lamson and Donald M. Townsend. The loss of one or more key employees could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain additional highly qualified technical, marketing and management personnel necessary for the maintenance and expansion of the Company's activities. The Company faces strong competition for such personnel and there can be no assurance that the Company will be able to attract or retain such personnel. See "Management."

ISSUANCE OF PREFERRED STOCK

The Board of Directors of the Company is authorized by the Company's Articles of Incorporation to determine the terms of one or more series of preferred stock and to authorize the issuance of shares of any such series on such terms as the Board of Directors may approve. See "Description of Capital Stock." No plans or proposals currently are pending to issue any preferred stock, but any such issuance in the future could be used to impede an acquisition of the Company that the Board of Directors does not approve, could further dilute the equity investments of purchasers of Common Stock in this offering and could reduce the Company's funds potentially available for the payment of dividends to holders of Common Stock. See "Risk Factors--Control by Principal Shareholders" and "Dividend Policy."

SHARE PRICE VOLATILITY

The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the construction and construction materials industries, relatively low trading volume in the Common Stock and other events or factors. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market price for the Common Stock. On completion of this offering, all of the outstanding shares of Common Stock will be freely tradeable without restriction under the Securities Act, other than the 4,438,234 outstanding shares that will be held (assuming the Underwriters' overallotment option will not be exercised) by persons who are "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Options to purchase 853,661 shares of Common Stock are currently outstanding, including options to purchase 693,637 shares that are currently exercisable. If a substantial number of shares were sold in the public market pursuant to Rule 144 or on exercise of options, the trading price of the Common Stock in the public market could be adversely affected.

                                 USE OF PROCEEDS

The Company will not receive any proceeds from this offering. The net proceeds to the Selling Shareholders (after deducting underwriting discounts and estimated offering expenses) from the sale of 1,250,000 shares of Common Stock offered hereby by the Selling Shareholders are estimated to be $____ million ($____ million if the Underwriters' overallotment option is exercised in full). Of that total, the Principal Selling Shareholder will receive approximately $_______ million, which it will apply principally to its charitable purposes and to its administrative and operating expenses.

                                 DIVIDEND POLICY

The Company has not paid any dividends since 1993 and currently intends to retain its future earnings, if any, to finance operations and fund its growth. The Company does not anticipate paying cash dividends on the Common Stock for the foreseeable future. Future dividends, if any, will be determined by the Company's Board of Directors, based on the Company's earnings, financial condition and other factors deemed relevant by the Board of Directors.

                           PRICE RANGE OF COMMON STOCK

The Company's Common Stock has been listed on the NYSE under the symbol "SSD" since October 13, 1997. Prior to that time, the Common Stock was traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the trading symbol "SMCO." The following table shows the range of high and low closing sale prices per share of the Common Stock as reported by The Nasdaq Stock Market or the NYSE, as applicable, for the calendar quarters indicated:

             Quarter                       High          Low        Close
             -------                       ----          ---        -----

1995         First                      $ 11 1/8     $ 9 3/8      $ 9 3/4
             Second                       12 1/8       9 1/2       12 1/8
             Third                        12 1/2      11 5/8       12 1/8
             Fourth                       15 1/4      11 5/8       13 1/2

1996         First                        15 3/4      13           15 3/4
             Second                       20 3/4      15 3/4       20
             Third                        21          18 1/2       20
             Fourth                       24          20           23

1997         First                        29 1/2      22           25 1/2
             Second                       27 1/8      21 3/4       26 1/2
             Third                        41 7/8      26 3/16      41 7/8
             Fourth                       40 1/4      32 1/4       33 5/16

1998         First (through 1/20)         33 1/8      32 3/4       33 1/8

On January 20, 1998,the reported closing sale price of the Common Stock on the NYSE was $33 1/8 per share.


                                 CAPITALIZATION

The table below sets forth the capitalization of the Company as of September 30, 1997. The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                    As of September 30,
                                                                           1997
Dollars in thousands
                                                                        (UNAUDITED)

Cash and cash equivalents                                                $ 15,337
                                                                         ========

Notes payable(1)                                                               30
                                                                         --------
Shareholders' equity
     Common stock, 20,000,000 shares authorized, 11,501,006
     shares                                                                32,045
     outstanding(2)
Retained earnings                                                          90,829
Cumulative translation adjustment
                                                                              (83)
                                                                         --------
     Total shareholders' equity                                           122,791
                                                                         --------
     Total capitalization                                                $122,821
                                                                         ========

----------
(1) See Note 9 to Consolidated Financial Statements for a discussion of the Company's outstanding debt. The Company expects to borrow, repay and reborrow from time to time under revolving credit agreements amounts needed for facilities expansion and improvement and general corporate purposes.

(2) Excludes an aggregate of 861,218 shares of Common Stock issuable on exercise of stock options that were outstanding as of September 30, 1997. See "Business--Employees and Labor Relations."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to the Company for each of the five years ended December 31, 1992, 1993, 1994, 1995 and 1996, derived from the audited Consolidated Financial Statements of the Company, the most recent three years of which appear elsewhere herein, and for the nine-month periods ended September 30, 1996 and 1997, which are unaudited and also appear elsewhere herein. In the opinion of the Company, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein, in accordance with generally accepted accounting principles. The Company's interim results fluctuate. Results of operations for interim periods are not necessarily indicative of results for a full year or any future period. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                        Nine Months
                                            YEARS ENDED DECEMBER 31,                                Ended September 30,
Dollars in thousands,
except per share data            1992          1993          1994          1995        1996         1996         1997
                              ---------     ---------     ---------     ---------    ---------    ---------    ---------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
   DATA
Net sales                     $  98,106     $ 113,923     $ 151,290     $ 167,958    $ 202,409    $ 152,346    $ 186,307

Cost of sales                    65,342        72,387        96,984       109,368      124,394       94,306      112,201
                              ---------     ---------     ---------     ---------    ---------    ---------    ---------

Gross profit                     32,764        41,536        54,306        58,590       78,015       58,040       74,106

Selling expense                  11,239        12,137        14,714        17,110       20,104       14,902       17,468
General and administrative
   expense                       10,449        14,156        18,608        18,512       25,036       18,388       22,969
Compensation related to
   stock plans(1)(2)                120           693         6,909            61          180           --          290
                              ---------     ---------     ---------     ---------    ---------    ---------    ---------
Income from operations           10,956        14,550        14,075        22,907       32,695       24,750       33,379

Interest income (expense),       (1,113)         (997)         (559)          142          595          326          248
                              ---------     ---------     ---------     ---------    ---------    ---------    ---------
net
Income before income taxes
   and minority interest          9,843        13,553        13,516        23,049       33,290       25,076       33,627

Provision for income taxes        3,762         5,517         8,098         8,927       13,569       10,253       13,661
Minority interest                    23            66           (33)           --           --           --           --
                              ---------     ---------     ---------     ---------    ---------    ---------    ---------

Net income                    $   6,058     $   7,970     $   5,451     $  14,122    $  19,721    $  14,823    $  19,966
                              =========     =========     =========     =========    =========    =========    =========

Net income per share
   Primary(3)                 $     .69     $     .89     $     .51     $    1.23    $    1.68    $    1.26    $    1.67
   Fully diluted(3)           $     .69     $     .86     $     .51     $    1.22    $    1.67    $    1.26    $    1.66
Weighted average shares
    outstanding

   Primary                    8,815,501     9,051,425    10,561,641    11,460,567   11,755,184   11,727,496   11,946,675
   Fully diluted              8,854,741     9,358,180    10,569,055    11,532,872   11,838,658   11,788,732   12,055,519

(continued from preceding page)


                                              AS OF
                                            DECEMBER 31,                               AS OF SEPTEMBER
                             1992        1993        1994        1995        1996         30, 1997
                           --------    --------    --------    --------    --------    ---------------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA
Working capital            $ 19,667    $ 24,526    $ 44,127    $ 51,984    $ 70,676       $ 82,530
Net plant, property and
   equipment                 12,530      13,551      20,843      26,420      28,688         37,359
Total assets                 44,558      58,325      80,311      96,642     122,521        151,636
Total debt                   12,306      14,998          --          20          --             30
Total liabilities            19,312      25,487      13,789      15,089      20,224         28,845
Total shareholders'
   equity(1)                 25,123      32,535      66,522      81,553     102,297        122,791



                                                    YEARS ENDED DECEMBER 31,                        NINE MONTHS ENDED
                                                                                                       SEPTEMBER 30,
                                    1992         1993         1994         1995         1996         1996         1997
                                  --------     --------     --------     --------     --------     --------     --------
                                                                                                         (UNAUDITED)
OTHER DATA
EBITDA(4)                         $ 13,377     $ 17,656     $ 24,820     $ 28,260     $ 39,927     $ 29,163     $ 39,129
Net cash provided by (used in)
  operating activities               3,794        4,366        9,613       13,398       24,610       19,043       10,388

Net cash used in investing
  activities                        (2,382)      (4,480)     (11,096)     (13,109)     (12,256)      (4,259)     (14,962)

Net cash provided by (used in)
  financing activities              (1,826)       1,778        5,484          855          506          373           96

Capital expenditures                 2,415        3,656        9,939       10,050        7,364        4,291        9,679
Depreciation and amortization        2,421        2,636        3,973        5,291        7,198        4,413        5,460


----------
(1) In 1994, a reorganization was effected to consolidate shareholdings in Simpson Strong-Tie and Simpson Dura-Vent (the "1994 Reorganization"). As part of the 1994 Reorganization, the Company recorded a one-time, non-cash, non-deductible compensation charge of approximately $6.4 million, resulting from an exchange of Company shares for outstanding SST and SDV shares held by employees. After giving affect to all components of the 1994 Reorganization, including this non-cash compensation charge, shareholders' equity increased by $1.1 million. The Company also recorded in 1994 other non-cash compensation charges aggregating approximately $400,000 and a cash compensation charge of approximately $100,000. See Notes 2 and 14 to the Consolidated Financial Statements.

(2) The year ended December 31, 1993, includes $470,000 in one-time, non-cash expense for options earned by employees pursuant to compensation arrangements with exercise prices less than fair value. The balance for the years 1992 and 1993 includes dividends paid to and repurchases of shares of common stock from employees, which shares are deemed to be stock options (deemed options) for financial reporting purposes. See Notes 2 and 14 to the Consolidated Financial Statements.

(3) For purposes of calculating net income per share, common stock and common stock equivalent shares issued during the 12-month period prior to the Company's initial public offering in 1994 have been included as if they were outstanding for all periods presented using the treasury stock method.

(4) Represents net income before minority interest, income taxes, interest expense, depreciation and amortization, and non-cash compensation related to stock plans as described in notes (1) and (2) above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed below are forward-looking statements that involve risks and uncertainties, certain of which are discussed in this Prospectus and in reports filed by the Company with the Securities and Exchange Commission. See "Incorporation of Certain Documents by Reference," "Additional Information" and "Risk Factors." Actual results might differ materially from results suggested by any forward-looking statements in this Prospectus.

The following is a discussion and analysis of the consolidated financial condition and results of operations for the Company for the years ended December 31, 1994, 1995 and 1996, and for the nine-month periods ended September 30, 1996 and 1997, and of certain factors that may affect the Company's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere herein.

OVERVIEW

From 1994 through 1996, annual net sales of the Company increased 33.8% from $151.3 million in 1994 to $202.4 million in 1996. The increase in sales resulted principally from increased geographic distribution and a broadening of the Company's customer base and product lines. Sales increased from 1994 to 1996 in all regions of the United States, with above average rates of growth in the Midwestern and Northeastern markets. Expansion into overseas markets also contributed to the sales growth over the last three years. During the year ended December 31, 1996, gross profit margin increased to 38.5%, after decreasing from 35.9% in 1994 to 34.9% in 1995. The increase in 1996 was due primarily to lower material costs, which declined after a substantial increase in 1995. Income from operations as a percentage of sales, before stock compensation charges, increased to 16.2% in 1996 from 13.9% in 1994, after a slight decrease in 1995.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales of certain items in the Company's consolidated statements of operations.

                                                                                                  NINE MONTHS
                                                     Years Ended December 31,                  ENDED SEPTEMBER 30,
                                             1994               1995             1996          1996           1997
                                            -----              -----            -----         -----          -----

Net sales                                   100.0%             100.0%           100.0%        100.0%         100.0%
Cost of sales                                64.1%              65.1%            61.5%         61.9%          60.2%
                                            -----              -----            -----         -----          -----
Gross profit                                 35.9%              34.9%            38.5%         38.1%          39.8%
Selling expense                               9.7%              10.2%             9.9%          9.8%           9.4%
General and administrative                   12.3%              11.0%            12.4%         12.1%          12.3%
expense
Compensation related to stock plans           4.6%                 *              0.1%           --            0.2%
                                            -----              -----            -----         -----          -----
Income from operations                        9.3%              13.6%            16.2%         16.2%          17.9%

Interest income (expense), net               (0.4%)              0.1%             0.3%          0.2%           0.1%
                                            -----              -----            -----         -----          -----
Income before income taxes and                8.9%              13.7%            16.4%         16.5%          18.0%
  minority interest
Provision for income taxes                    5.4%               5.3%             6.7%          6.7%           7.3%
Minority interest                               *                 --               --            --             --
                                            -----              -----            -----         -----          -----
Net income                                    3.6%               8.4%             9.7%          9.7%          10.7%
                                            =====              =====            =====         =====          =====

----------
* Less than 0.05%

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

Net Sales

Net sales in the first nine months of 1997 increased 22.3% to $186.3 million from $152.3 million in the first nine months of 1996. The increase reflected growth throughout the United States. The largest percentage increase was in the Northeastern region of the country; California showed the next largest percentage increase and the largest dollar increase in sales. Simpson Strong-Tie's sales for the first nine months of 1997 increased 24.5% over the same period last year while Simpson Dura-Vent's sales increased 14.4%. Home centers and contractor distributors were the fastest growing connector sales channels. The growth rate of SST's seismic, epoxy and engineered wood product sales also remained strong, while SDV sales of Direct-Vent and chimney products experienced above-average growth.

Gross Profit

Gross profit in the first nine months of 1997 increased 27.7% to $74.1 million from $58.0 million in the first nine months of 1996. This increase resulted primarily from lower overhead costs as a percentage of sales, despite an increase in depreciation charges resulting principally from equipment purchased during 1996.

Selling Expense

Selling expenses in the first nine months of 1997 increased 17.2% to $17.5 million from $14.9 million in the first nine months of 1996, but decreased slightly as a percentage of sales. The increase was primarily due to higher personnel costs related to the increase in the number of Sales Representatives and Retail Specialists.

General and Administrative Expense

General and administrative expenses in the first nine months of 1997 increased 24.9% to $23.0 million from $18.4 million in the first nine months of 1996. The increase was primarily due to increased cash profit sharing, as a result of higher operating profit, as well as higher personnel costs, including those associated with the acquisitions earlier in the year.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995

Net Sales

Net sales in 1996 increased 20.5% to $202.4 million from $168.0 million in 1995. Net sales of Simpson Strong-Tie products increased 19.8% to $152.1 million in 1996, while sales of Simpson Dura-Vent products increased by 22.8% to $50.3 million in 1996. SDV accounted for 24.9% of the Company's total net sales, up from 24.4% in 1995. The increases in net sales at both SST and SDV were primarily due to volume increases, with relatively small increases in average prices. The increase in net sales occurred throughout the United States, but was particularly strong in the Northeastern region of the country, primarily as a result of increased home center and dealer distributor business. Sales in California, however, grew at a rate substantially below the overall growth rate. The Company also had above-average growth in export sales, a small but steadily growing part of both the connector and venting businesses. The sales growth rate of DIY, epoxy and seismic products led SST sales, and sales of Direct-Vent products, now sold both to OEMs and through distributors, continued to experience strong growth.

Gross Profit

Gross profit in 1996 increased 33.2% to $78.0 million from $58.6 million in 1995. Gross profit as a percentage of net sales increased to 38.5% in 1996 from 34.9% in 1995. The increase was primarily due to three factors. The first factor was a substantial benefit attributable to the LIFO gain for the year as compared to a LIFO loss in the prior year. Second, the non-material component of cost of sales, which includes research and development costs, direct and indirect labor, factory costs and shipping and freight, decreased slightly as a percentage of sales primarily due to the increased absorption of the fixed components of these costs resulting from increased sales volume. Finally, raw material costs decreased somewhat relative to 1995. Labor costs as a percentage of sales remained relatively flat during 1996.

Selling Expense

In 1996, selling expense increased 17.5% to $20.1 million from $17.1 million in 1995. The increase was primarily due to higher advertising and sales promotion expenses, a large percentage of which was targeted toward the retail business. The Company also hired several new Retail Specialists to support the increased home center and DIY business and added several sales people. In addition, the increased sales at Simpson Dura-Vent resulted in proportionately higher commissions and other related costs.

General and Administrative Expense

General and administrative expense increased 35.2% to $25.0 million in 1996 from $18.5 million in 1995. The increase was primarily due to higher cash profit sharing, as a result of higher operating profit, and the write-off of intangible assets related to the Company's UK operations (see "Acquired Operations" below). Also contributing to the increase in general and administrative expense were increased personnel and overhead costs resulting from the addition of administrative staff, including those at the businesses acquired in the second half of 1995.

Interest Income (Expense), net

The Company had interest income of $595,180 in 1996 as compared to $141,535 in 1995. The increase resulted from the higher cash and short-term investment balances during the year.

Provision for Taxes

The Company's effective tax rate increased to 40.8% in 1996 from 38.7% in 1995. The lower 1995 tax rate was principally a result of the full recognition of California investment tax credits on equipment purchased for manufacturing and research and development.

Acquired Operations

The Company's United Kingdom operations continue to report losses. While sales there have increased substantially since 1995, largely because of acquisitions, current gross margins are substantially lower than those of the rest of the Company's operations.

In December 1996, the Company completed the purchase of the assets, including $675,000 in equipment, of the Builders Products Division of MiTek Industries Ltd. for approximately $1.0 million. As a result of this acquisition, the Company concluded that additional manufacturing space was needed and that the consolidation of its UK facilities into a single location was advisable. In connection with this consolidation, the Company wrote off approximately $1.1 million of intangible assets associated with the separate UK operations. The Company recorded after-tax net losses in its European operations, including intercompany interest charges and the $1.1 million charge discussed above, of approximately $2.8 million in 1996 compared to after-tax net losses of $1.5 million in 1995. The losses were primarily due to depreciation on purchased capital equipment and administrative and other overhead costs incurred as a result of the growing operations. The Company expects these losses to continue through at least 1998.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

Net Sales

Net sales in 1995 increased 11.0% to $168.0 million from $151.3 million in 1994. Net sales of Simpson Strong-Tie products increased 14.4% to $127.0 million in 1995, while net sales of Simpson Dura-Vent products increased by 1.7% to $41.0 million in 1995. SDV accounted for 24.4% of the Company's total net sales in 1995, down from 26.6% in 1994. The increase in net sales at SST was primarily due to volume increases, with only a small increase in average prices. SDV sales volume declined, but average sales price increases of approximately five percent resulted in an overall sales increase. The increase in net sales occurred throughout the United States but was particularly strong in the Northeastern region of the country, primarily as a result of increased home center and dealer distributor business. The Company also had above-average growth in export sales, a small but steadily growing part of both the connector and venting businesses. The sales growth rate of seismic and DIY products led SST sales, and sales of SDV's Direct-Vent products for the OEM venting market continued to experience strong growth. The increase in Direct-Vent sales was largely offset, however, by decreases in other SDV products.

Gross Profit

Gross profit in 1995 increased 7.9% to $58.6 million from $54.3 million in 1994. Gross profit as a percentage of net sales decreased to 34.9% in 1995 from 35.9% in 1994. The decrease was primarily due to higher raw material costs. Material cost for galvanized and hot rolled sheet metal, the Company's primary raw materials, increased compared to 1994. SDV experienced an increase of more than 30% in aluminum sheet metal prices in 1995. Overall, the Company's material costs as a percentage of net sales increased slightly more than two percentage points in 1995. In the aggregate, the non-material component of cost of sales, which includes research and product development costs, direct and indirect labor, factory costs and shipping and freight, increased at a rate that was slightly less than the rate of increase in net sales.

Selling Expense

In 1995, selling expense increased 16.3% to $17.1 million from $14.7 million in 1994. The increase was due primarily to higher advertising and sales promotion expenses, a large percentage of which was used to enhance retail displays and product packaging. The Company also hired several new Retail Specialists to provide additional support to the increased home center and DIY business and added other key marketing personnel.

General and Administrative Expense

General and administrative expense decreased slightly to $18.5 million in 1995 from $18.6 million in 1994. The decrease was driven by lower expected losses on delinquent accounts and lower professional service costs. The decrease was partially offset by increased personnel and overhead costs as a result of the addition of administrative staff, including those at the businesses acquired in the second half of 1995.

Interest Income (Expense), net

The Company had interest income of $141,535 in 1995 as compared to interest expense of $559,249 in 1994. This increase is primarily due to the repayment of the Company's debt with proceeds from the initial public offering in the second quarter of 1994 and the investment of excess cash in short-term instruments.

Provision for Taxes

The Company's effective tax rate decreased from 59.9% in 1994 to 38.7% in 1995 primarily due to the nondeductibility of approximately $6.4 million of the 1994 stock compensation charge. In addition, California investment tax credits on equipment purchased for manufacturing and research and development contributed to the lower effective tax rate in 1995.

Acquired Operations

The Company recorded after-tax net losses in its European operations, including intercompany interest charges, of approximately $1.5 million in 1995 compared to after-tax net losses of $858,000 in 1994. The losses were primarily due to costs of new tooling, depreciation on purchased capital equipment and selling and administrative and other overhead costs incurred related to the new operations.

QUARTERLY RESULTS

The following table sets forth unaudited consolidated statement of income data for each quarter of 1995 and 1996 and the first three quarters of 1997. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the information set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                        1995                                 1996                           1997
                        ------------------------------------ ----------------------------------- ---------------------------
Dollars in thousands,     FIRST    SECOND    THIRD    FOURTH   FIRST    SECOND   THIRD    FOURTH   FIRST    SECOND    THIRD
except per share data    QUARTER  QUARTER   QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   QUARTER
                        -------- --------  -------- -------- -------- -------- -------- -------- -------- --------  --------
Net sales               $ 35,775 $ 41,862  $ 47,070 $ 43,251 $ 43,457 $ 51,760 $ 57,129 $ 50,063 $ 51,927 $ 65,555  $ 68,825
Cost of sales             24,036   25,980    29,974   29,378   28,356   31,509   34,441   30,088   32,609   39,228    40,364
                        -------- --------  -------- -------- -------- -------- -------- -------- -------- --------  --------
Gross profit              11,739   15,882    17,096   13,873   15,101   20,251   22,688   19,975   19,318   26,327    28,461

Selling expense            3,859    4,014     4,002    5,235    4,510    5,463    4,929    5,202    5,208    6,367     5,893
General and
administrative
  expense                  3,834    5,186     5,472    4,019    5,128    6,225    7,034    6,648    6,226    8,078     8,665
Compensation related to
  stock plans                 --       --        --       61       --       --       --      180       --       --       290
                        -------- --------  -------- -------- -------- -------- -------- -------- -------- --------  --------
Income from operations     4,046    6,682     7,622    4,558    5,463    8,563   10,725    7,945    7,884   11,882    13,613
Interest income
  (expense), net              65      (12)       22       65       54       97      175      269      160      (18)      106
                        -------- --------  -------- -------- -------- -------- -------- -------- -------- --------  --------
Income before income
  taxes                    4,111    6,670     7,644    4,623    5,517    8,660   10,900    8,214    8,044   11,864    13,719
Provision for income
  taxes                    1,702    2,777     2,917    1,531    2,254    3,492    4,507    3,316    3,287    4,843     5,531
                        -------- --------  -------- -------- -------- -------- -------- -------- -------- --------  --------
Net income              $  2,409 $  3,893  $  4,727 $  3,092 $  3,263 $  5,168 $  6,393 $  4,898 $  4,757 $  7,021  $  8,188
                        ======== ========  ======== ======== ======== ======== ======== ======== ======== ========  ========

The Company's results of operations fluctuate from quarter to quarter. The fluctuations are caused by various factors, primarily the increase in construction activity during warmer months of the year. Historically, demand for the Company's products has tended to be somewhat higher in the second and third quarters and somewhat lower in the first and fourth quarters.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. During the three years ended December 31, 1996, the Company relied primarily on internally generated funds, proceeds from the issuance of its Common Stock, and its credit facilities to finance these needs. The Company's working capital requirements are seasonal, with the highest working capital needs typically occurring in the second and third quarters of the year. Cash and cash equivalents were $15.3 million, $19.8 million and $6.9 million at September 30, 1997, and December 31, 1996 and 1995, respectively. Working capital was $82.5 million, $70.7 million and $52.0 million at September 30, 1997, and December 31, 1996 and 1995, respectively. As of September 30, 1997, the Company had no significant debt and had available to it unused credit facilities of approximately $22.9 million.

The Company had cash flows from operating activities of $24.6 million, $13.4 million and $9.6 million for 1996, 1995 and 1994, respectively. For the nine months ended September 30, 1997, operating activities provided $10.4 million in cash, which reflects both the seasonal nature of the business and increased sales volumes as compared to the same period in the prior year. In 1996, cash was provided by net income of $19.7 million, noncash expenses, such as depreciation and amortization, of $7.2 million and increases in trade accounts payable, accrued profit sharing and other liabilities totaling approximately $4.9 million. In addition, income taxes payable increased by approximately $1.3 million. The Company's primary operating cash flow requirements resulted from increased accounts receivable and inventory levels as the Company's sales increased. In 1996, 1995 and 1994, the Company used cash of $7.7 million, $5.6 million and $9.3 million, respectively, to fund accounts receivable and inventory requirements. The balance of the cash used in 1996 included increases and decreases in other asset and liability accounts.

Cash used in investing activities was $12.3 million, $13.1 million and $11.1 million for 1996, 1995 and 1994, respectively. For the nine months ended September 30, 1997, the Company used $15.0 million in its investing activities, primarily for asset acquisitions and capital expenditures to expand capacity. Capital expenditures, which again were primarily related to expanding capacity, decreased in 1996 to $7.4 million from $10.0 million in 1995. Included in the 1995 expenditures was the purchase of two buildings acquired for $3.5 million in cash. The Company also invested in machinery and equipment for use in production throughout the United States and in its European operating units. Also included in the investing activities is the purchase in 1996 of a short-term investment that was sold in the first quarter of 1997.

In addition to the capital expenditures made in 1996, the Company purchased the assets of the Builders Products Division of MiTek Industries Ltd. for approximately $1.0 million in cash. In addition, asset purchases during the first quarter of 1997 included two other acquisitions. The first was an equity purchase of three Canadian companies and a related U.S. company, the Isometric Group, which manufacture and distribute a line of mechanical anchors and related products. The acquisition price was approximately $7.3 million plus an earnout based on future sales increases. The second was the purchase, for approximately $1.7 million, of the remaining 66% equity in Patrick Bellion, S.A., a French manufacturer of connector products.

Financing activities provided net cash of $0.9 million and $0.5 million in 1995 and 1996, respectively, primarily as a result of the exercise of stock options by current and former employees of the Company. In conjunction with the Company's initial public offering in 1994, the Company received payment of shareholder notes of $4.3 million and repaid $20.6 million of outstanding debt.

The Company believes that cash generated by operations and borrowings available under its existing credit agreements, the majority of which have been renewed through June 1998, will be sufficient for the Company's working capital needs and planned capital expenditures through at least 1998.

INFLATION

The Company believes that the effect of inflation on the Company has not been material in recent years, as inflation rates have remained low.

                                    BUSINESS

OVERVIEW

The Company, through its subsidiary, Simpson Strong-Tie, designs, engineers and is a leading manufacturer of wood-to-wood, wood-to-concrete and wood-to-masonry connectors, and through its subsidiary, Simpson Dura-Vent, designs, engineers and manufactures venting systems for gas and wood burning appliances. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself ("DIY") markets. The Company believes that SST benefits from strong brand name recognition among architects and engineers who frequently specify in building plans the use of SST products, and that SDV benefits from strong brand name recognition among contractors, dealers, distributors and original equipment manufacturers ("OEMs") to which SDV markets its products. The Company has continuously manufactured structural connectors since 1956.

From 1992 through 1996, the Company's annual net sales grew from $98.1 million to $202.4 million, a compound annual growth rate of 19.8%. During the same period, the Company's annual net income grew from $6.1 million to $19.7 million, a compound annual growth rate of 34.3%. In 1997, the Company has continued to experience increases in sales and earnings. Growth has been derived primarily from frequent new product introductions, expansion into new geographic markets and growth of distribution channels.

Connectors produced by Simpson Strong-Tie typically are steel devices that are used to strengthen, support and connect joints in residential and commercial construction and DIY projects. These products enhance the safety and durability of the structures in which they are installed and can save time and labor costs for the contractor. SST's connector products increase structural integrity and improve structural resistance to seismic, wind and other forces. Applications range from building framing to deck construction to DIY projects. SST produces and markets more than 1,300 standard connector products in addition to products that it manufactures to custom specifications requested by architects and engineers.

Simpson Dura-Vent's venting systems are used to vent gas furnaces and water heaters, gas fireplaces and stoves, wood burning stoves and pellet stoves. SDV's metal vents, chimneys and chimney liner systems exhaust the products of combustion to the exterior of the building, and some products introduce outside air into the appliance. SDV designs its products for ease of assembly and safe operation and to achieve a high level of performance. SDV produces and markets several hundred different venting products and systems.

The Company emphasizes continuous new product development and often obtains patent protection for its new products. The Company's products are marketed in all 50 states of the United States and in England, France, Germany, Canada, Mexico, Japan and Australia. Both Simpson Strong-Tie and Simpson Dura-Vent products are distributed through a contractor and dealer distributor network, home centers and OEMs.

The Company has developed and uses automated manufacturing processes. Its innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. The Company's development of specialized manufacturing processes has also permitted increased operating flexibility and enhanced product design innovation. The Company has developed a quality management system that employs numerous quality-control procedures. Since 1996, SST's quality management system has been registered under ISO 9001. The Company has 11 manufacturing locations in the United States, Canada, France and the United Kingdom.

The Company is a California corporation and was reorganized in 1994 as a holding company for Simpson Strong-Tie and Simpson Dura-Vent.


INDUSTRY AND MARKET TRENDS

Based on trade periodicals, participation in trade and professional associations and communications with governmental and quasi-governmental organizations and customers and suppliers, the Company believes that a variety of events and trends have resulted in significant developments in the markets that the Company serves. Some of these events and trends are discussed below.

Increased Awareness of Need for Building Safety

Recent natural disasters throughout the world have focused attention on safety concerns relating to the structural integrity of homes and other buildings. The 1995 earthquake in Kobe, Japan, the 1994 earthquake in Northridge, California, the 1989 Loma Prieta earthquake in Northern California, Hurricanes Hugo in 1989 and Andrew in 1992 in the Southeast, and other less cataclysmic natural disasters damaged and destroyed innumerable homes and other buildings, resulting in heightened consciousness of the fragility of some of those structures.

In recent years, architects, engineers, model code agencies, contractors, building inspectors and legislators have continued efforts to improve structural integrity and safety of homes and other buildings in the face of disasters of various types, including seismic events, storms and fires. Based on ongoing participation in trade and professional associations and communications with governmental and quasi-governmental regulatory agencies (see "Business--Regulation"), the Company believes that building codes are being strengthened and that their enforcement is becoming more rigorous. The Company's products are designed to respond to increasing demand resulting from these trends.

Increased Environmental Awareness

The requirements of the Endangered Species Act, the Federal Lands Policy Management Act and the National Forest Management Act have resulted in increasingly limited amounts of timber available for harvest from public lands. This has contributed to an increase in lumber prices and a concomitant increase in the use of engineered wood products. Engineered wood products, which substitute for strong, clear-grained lumber historically obtained from logging older, large-diameter trees, have been developed to conserve lumber. Engineered wood products frequently require specialized connectors. Sales of Simpson Strong-Tie's engineered wood connector products increased significantly in 1995 and 1996 and the first nine months of 1997.

Concerns about energy conservation and air quality have led to increasing recognition of the advantages of natural gas as a heating fuel, including its abundance and clean burning characteristics. Use of natural gas for home heating has been increasing in the United States. According to the Census Bureau, the share of new single-family houses in 1996 heated with natural gas was 69%, a slight increase from 67% in 1994. Sales of gas fireplaces have increased in recent years relative to those of traditional wood burning fireplaces. Traditional wood burning fireplaces negatively affect both indoor and outdoor air quality. In contrast, direct vent gas fireplaces draw air for combustion from outdoors (through the double wall venting system) and feature sealed glass doors that reduce indoor air contamination. In the past, Simpson Dura-Vent products have not been sold into the traditional masonry and manufactured fireplace market. The recent trend from wood to gas fireplaces is viewed as a significant opportunity for SDV's gas venting products.

Expanding Home Center Markets and DIY Activity

Throughout the United States, home centers have grown substantially. The National Retail Hardware Association estimates that there are 44,500 home centers and lumber and building material outlets in the United States, more than twice the number estimated in 1993. The Company believes that at least in part as a result of this trend, its direct sales to home centers increased significantly in 1996 and in the first nine months of 1997.

BUSINESS STRATEGY

The Company designs, manufactures and sells products that are of high quality and performance, easy to use and cost-effective for customers. The Company provides rapid delivery of its products and prompt engineering and sales support. Based on its communications with customers, engineers, architects, contractors and other industry participants, the Company believes that its products have strong brand name recognition, and the Company seeks to continue to develop the value of its brand names through a variety of customer-driven strategies. Information provided by customers has led to the development of many of the Company's products, and the Company expects that customer needs will continue to shape the Company's product development, marketing and services.

Increase Specification by Architects and Engineers

Specification in architects' and engineers' plans and drawings generally determines which products will be used for particular purposes and therefore is key to the use of the Company's products in construction projects. The Company encourages architects and engineers to specify the installation of the Company's products in projects they design and supervise, and encourages acceptance of the Company's products by construction contractors. The Company maintains frequent contacts with architects, engineers and contractors, as well as private organizations that provide information to building code officials, both to inform them regarding the quality, proper installation, capabilities and value of the Company's products and to update them about product modifications and new products that may be useful or needed. The Company sponsors seminars to inform architects, engineers and building officials on appropriate use and proper installation of the Company's products.

Expand Product and Distribution Coverage

The Company seeks to expand its product and distribution coverage through several channels:

Distributors. The Company regularly evaluates its distribution coverage and service levels provided by its distributors and from time to time modifies its distribution strategy and implements changes to address weaknesses and opportunities. The Company has various programs to evaluate distributor product mix and conducts promotions to encourage distributors to add Company products that complement their mix of product offerings in their markets.

Through its efforts to increase specifications by architects and engineers, and through increasing the number of products sold to particular contractors, the Company seeks to increase sales to distributors that serve building contractors. The Company continuously seeks to expand the number of contractors served by each distributor through such sales efforts as demonstrations of product cost-effectiveness and information programs.

Home Centers. The Company intends to continue to increase penetration of the DIY markets by solicitation of home centers. The Company's Sales Representatives and Retail Specialists maintain on-going contact with home centers to provide timely product availability. To satisfy specialized requirements of the home center market, the Company has developed extensive bar coding and merchandising aids and has concentrated a portion of its research efforts into the development of DIY products.

OEM Relationships. The Company works closely with manufacturers of engineered wood products and OEMs in developing and expanding the application and sales of Simpson Strong-Tie's engineered wood connector products and Simpson Dura- Vent's gas, wood and pellet stove venting products. SST has relationships with several of the largest manufacturers of engineered wood products, and SDV has OEM relationships with several major gas fireplace and gas stove manufacturers.

Continue Geographic Expansion of Customer Base

The Company is expanding its established facilities outside California to increase its presence and sales in markets east of the Rocky Mountains. During the last five years, the Company has expanded or has planned to expand nearly all of its manufacturing and warehouse facilities. Sales in the 37 states east of the Rocky Mountains grew approximately 34% from 1994 to 1996 and represented approximately 49% of the Company's 1996 domestic sales. In the last four years, the Company commenced manufacturing in England, opened a warehouse facility in Western Canada, purchased manufacturers in Eastern Canada and in France, made an equity investment in a product design and distribution company in Germany and entered into a distribution arrangement in Japan. The European investments are intended to establish a presence in the European

Community through companies with existing customer bases and through servicing U.S.-based customers operating there. The Company intends to continue to pursue and expand operations outside the United States.

Provide Rapid Delivery of High Quality Products to Customers

The Company's goal is to manufacture and warehouse its products in geographic proximity to its markets to provide availability and rapid delivery of products to customers and prompt response to customer requests for specially designed products and services. With respect to the DIY and dealer markets, the Company's strategy is to keep the customer's retail stores continuously stocked with adequate supplies of the full line of the Company's products that those stores carry. The Company manages its inventory to assure continuous product availability. Most customer orders are filled within a few days. High levels of manufacturing automation and flexibility allow the Company to maintain its quality standards while continuing to provide prompt delivery. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Create New Proprietary Products Responsive to Customer Needs

The Company's product research and development is based largely on needs that customers communicate to the Company. The Company typically has developed 10 to 15 new products annually (some of which may be produced in a range of sizes). The Company's strategy is to develop new products on a proprietary basis where possible. Of more than 80 patents that the Company owns, 67 cover products that the Company currently manufactures and markets. The Company has filed 23 patent applications that are pending.

Acquire Complementary Product Lines

The Company's long-term strategy is to develop, acquire or invest in product lines or businesses that (a) complement the Company's existing product lines,
(b) can be marketed through its existing distribution channels, (c) might benefit from use of the Simpson Strong-Tie and Simpson Dura-Vent brand names, and (d) are responsive to needs of the Company's customers.

SIMPSON STRONG-TIE

Overview

Connectors produced by Simpson Strong-Tie typically are steel devices that are used to strengthen, support and connect joints in residential and commercial construction and DIY projects. These products enhance the safety and durability of the structures in which they are installed and can save time and labor costs for the contractor. SST's connector products increase structural integrity and improve structural resistance to seismic, wind and other forces. Applications range from building framing to deck construction to DIY projects. SST produces and markets more than 1,300 standard connector products in addition to products that it manufactures to custom specifications requested by architects and engineers.

In the United States, connector usage developed faster in the West than elsewhere due to the low cost and abundance of timber and to local construction practices. Increasingly, the market has been influenced both by a growing awareness that the devastation caused by seismic, wind and other disasters can be reduced through improved building codes and construction practices and by environmental concerns that contribute to the increasing cost and reduced availability of wood. Most Simpson Strong-Tie products are listed by recognized building standards agencies as complying with model building codes and are specified by architects and engineers for use in projects they are designing or supervising. The engineered wood products industry is developing in response to concerns about the availability of wood, and the Company believes that SST is the leading supplier of connectors for use with engineered wood products. SST operates manufacturing and warehouse facilities in California, Texas, Ohio, Florida, Illinois, British Columbia, Ontario, England and France.

Products

Simpson Strong-Tie is a recognized brand name in the markets it serves. Over a quarter of SST's 1996 revenues are derived from products that are protected by patents. SST manufactures and markets three primary categories of connector products: wood-to-wood, wood-to-concrete and wood-to-masonry. In addition, Simpson Strong-Tie manufactures a line of connectors for steel frame construction, the demand for which is likely to increase if the cost of steel frame construction declines relative to the cost of wood frame construction. SST also markets specialty screws and nails for proper installation of certain of its connector products. For tying wood members to the foundation, SST has designed and currently markets a line of anchor bolts and the associated parts for aligning the anchor bolts, as well as threaded rod, epoxy and mechanical anchors, which have seismic, retrofit and remodeling applications for both new construction and DIY markets.

Almost all of Simpson Strong-Tie's products are listed by recognized model building code agencies. To achieve such listings, SST conducts extensive product testing, which is witnessed and certified by independent testing engineers. The tests also provide the basis for publication of load ratings for SST structural connectors, and this information is used by architects, engineers, contractors and homeowners. The information is useful across the range of applications of SST's products, from the deck constructed by a homeowner to a multi-story structure designed by an engineer in an earthquake zone.

Simpson Strong-Tie also manufactures connector products specifically designed for use with engineered wood products, such as wood I-joists. With increased timber costs and reduced availability of trees suitable for making traditional solid sawn lumber, construction with engineered wood products has increased substantially in the last three years. Over the same period, SST's net sales of engineered wood connectors through dealer and contractor distributors and engineered wood product manufacturers have also increased significantly.

New Product Development

Simpson Strong-Tie commits substantial resources to engineering and new product development. The majority of SST's products have been developed through SST's internal research and development program. Of the 62 U.S. and 15 foreign patents that SST owns, 64 cover products that SST currently manufactures and markets. SST typically has developed 10 to 15 new products each year. SST's research and development expense for the three years ended December 31, 1994, 1995 and 1996, and for the nine-month periods ended September 30, 1996 and 1997, was $713,000, $922,000, $1,025,000, $794,000 and $732,000, respectively. As part of the new product development process, SST engineers, in cooperation with sales and marketing staff, meet regularly with architects, engineers, building inspectors, code officials and customers. Several new products derived from existing product lines are developed annually. SST recently developed and introduced a line of powder-coat painted shelf brackets primarily for the DIY market, high-strength chemical epoxy anchor systems, and reduced deflection hold-downs and associated fasteners. The Company believes that existing distribution channels are receptive to product line extensions, thereby enhancing SST's ability to enter new markets.

Sales and Marketing

Sales Organization. Simpson Strong-Tie's sales and marketing programs are implemented through SST's branch system. SST currently maintains branches in Northern and Southern California, Texas, Ohio, England and France. Each branch is served by its own sales force as well as manufacturing, warehouse and office facilities. Each branch is responsible for a broad geographic area. Branch managers have significant autonomy, which includes setting sales and marketing strategies. Each domestic branch is an independent profit center with a cash profit sharing bonus program based on its own performance. At the same time, the domestic branches closely integrate their manufacturing activities to enhance product availability. Branch sales forces in the U.S. are supported by sales and marketing managers in the home office in Pleasanton, California. The sales force maintains close working relationships with customers, develops new business, calls on architects, engineers and building officials and participates in a range of educational seminars.

Distribution Channels. Simpson Strong-Tie sells its products through an extensive distribution system comprising dealer distributors supplying thousands of retail locations nationwide, contractor distributors

(primarily on the West Coast), home centers (including more than 1,800 stores across the United States), manufacturers of engineered wood products, and specialized contractors such as roof framers. SST's sales in 1996 through dealer distributors and contractor distributors amounted to approximately 60% of its total sales. SST's DIY and dealer products are used to build projects such as decks, patio covers and shelf and bench systems. In 1996, SST completed an agreement with a Japanese trading partner to distribute its products in Japan. SST has also received C-Mark equivalency clearance from the Japanese building code authorities, which is expected to facilitate acceptance of its products into that market. The Company believes that SST's increasing diversification into new and growing markets has reduced its vulnerability to construction industry cycles. In addition to its branches, SST operates manufacturing and/or warehouse facilities in Florida, Illinois and Canada.

Customer Service. Simpson Strong-Tie dedicates substantial resources to customer service. Every year, SST produces numerous publications and point-of-sale marketing aids to serve specifiers, distributors, retailers and users. These publications include SST's general catalog, as well as various specific catalogs, such as those for its epoxy products and the engineered wood and plated truss industries. The catalogs and publications describe the products and provide load and installation information. SST publishes a newsletter, Connector Update, providing technical, installation and other information, as well as publications addressing seismic and hurricane conditions and the DIY market. To serve users in the U.S. and elsewhere who do not speak English, SST employs bilingual sales people and prints some of its publications in other languages.

Simpson Strong-Tie's engineers not only design and test products, but also provide engineering support for customers. This support might range from the discussion of a load value in a catalog to testing a unique application for an existing product. SST's sales force communicates with customers in each of its marketing channels, through its publications, through seminars and through frequent calls.

Prompt Delivery of Products. Based on its communications with customers, Simpson Strong-Tie believes that its products are essential to its customers' businesses, and it is SST's policy to ship products ordered within a few days of receiving the order. Many of SST's customers are contractors that require rapid delivery of needed products. Home centers and dealers also require superior service, because of fluctuating demand. To satisfy these requirements, SST maintains high inventory levels, has redundant manufacturing capability and some multiple dies to produce the same parts, and maintains computer sales and inventory control and forecasting capability throughout its nationwide network of factories and warehouses. The Company also has special programs for contractors intended to ensure the prompt and reliable manufacture and delivery of custom products.

Keeping the Racks Full. Simpson Strong-Tie believes that dealer and home center sales of SST products are significantly greater when the bins and racks at large dealer and home center locations are adequately stocked with appropriate products. Various retailers carry varying numbers of different SST products and SST's Retail Specialists are engaged in ongoing efforts to inform retailers about other SST products that can be used in their specific markets and to encourage them to add these products to better meet their customers' needs. Achieving these objectives requires teamwork and significant inventory commitments between SST and the distributors and retailers. Retail Specialists are playing a significant role in keeping the racks full and extending the product lines at the large dealer and home center level. They help retailers order product, set up merchandising systems, stock shelves, hold product seminars and provide SST with daily information that is used to improve service and product mix.

SIMPSON DURA-VENT

Overview

Simpson Dura-Vent's venting systems are used to vent gas furnaces and water heaters, gas fireplaces and stoves, wood burning stoves and pellet stoves. SDV's metal vents, chimneys and chimney liner systems exhaust the products of combustion to the exterior of the building and have been designed for ease of assembly and safe operation and to achieve a high level of performance. SDV produces and markets several hundred different venting products and systems.

In recent years, the abundant supply and clean burning characteristics of natural gas have gained public recognition, resulting in increased market share for gas appliances in the new construction and the appliance replacement markets. In addition, concern over energy conservation and environmental air quality has resulted in increased use of gas stoves and fireplaces rather than the traditional wood burning stoves and fireplaces. As a result, new venting systems, such as Direct-Vent, have been developed to address changes in appliance technology.

Simpson Dura-Vent's objective is to expand market share in all of its distribution channels, by entering expanding markets that address energy and environmental concerns. SDV's strategy is to capitalize on its strengths in new product development and its established distribution network and to continue its commitment to superior quality and service. SDV operates manufacturing and warehouse facilities in California and Mississippi.

Products

Simpson Dura-Vent is a leading supplier of double-wall Type B Gas Vent systems, used for venting gas furnaces, water heaters, boilers and decorative gas fireplaces. According to the Gas Appliance Manufacturers' Association ("GAMA"), approximately 4.9 million gas water heaters and approximately 2.9 million gas furnaces were sold in 1996. SDV believes that there is significant potential in the gas fireplace market, because of the large number of fireplaces sold in the new construction market, the relative ease of installing side-wall vented gas fireplaces for the remodeling market and the trend from wood to gas as a result of environmental concerns and ease of operation.

Simpson Dura-Vent's Type B Gas Vent product line features heavy-duty quality construction and a twist-lock design that provides for fast and easy job-site assembly compared to conventional snap together designs. The twist-lock design has broader applications and has been incorporated into SDV's gas, pellet and direct vent product lines.

Simpson Dura-Vent has introduced a patented flexible vent connector, Dura/Connect, for use between the gas appliance flue outlet and the connection to the Type B Gas Vent installed in the ceiling. Dura/Connect eliminates the difficult and time consuming process of cutting, crimping and fitting galvanized steel vent connectors. Marketed to home centers and hardware stores, Dura/Connect offers a simple twist, bend and connect installation for water heaters and gas furnaces.

The wood stove industry has responded to air quality concerns with substantial reductions in wood stove particulate emissions. In 1985, Simpson Dura-Vent introduced Dura-Plus, a patented chimney system for use with wood burning stoves. The Dura-Plus chimney is used with Environmental Protection Agency ("EPA") approved wood stoves. The Dura-Plus safety valve design provides enhanced fire safety in the event of a creosote chimney fire. Dura-Plus chimney is available in kits, and is sold through retail fireplace specialty shops and home centers. The growing gas fireplace market has evolved into two basic types of fireplace: top-vent fireplaces that are vented with the standard Type B Gas Vent and direct-vent fireplaces that use a special double-wall venting system. Since 1993, SDV has provided direct-vent gas fireplace venting systems under OEM contracts with several major fireplace manufacturers in the United States. SDV's direct-vent system is designed not only to exhaust the flue products, but also to draw in outside air for combustion, an important feature in modern energy-efficient home construction. The direct-vent gas fireplace systems provide ease of installation, permitting horizontal through-the-wall venting or standard vertical through-the-roof venting. Sales of Direct-Vent have been robust. In 1996, SDV expanded its Direct-Vent product line to include both co-axial and co-linear direct vent systems for venting gas stoves and gas inserts into existing masonry chimneys or existing factory-built metal chimneys.

Since early 1995, nearly all wood stove manufacturers have introduced direct vent gas stoves. Simpson Dura-Vent has entered into OEM and distribution relationships with several of these manufacturers to supply Direct Vent venting products. In 1994, SDV introduced Direct Vent G.S., a decorative direct vent system for venting free standing gas stoves. The recent trend from wood to gas stoves, while increasing competition for wood and pellet appliance venting products, is viewed as a significant opportunity for SDV's gas venting products.

New Product Development

Simpson Dura-Vent has gained industry recognition by offering innovative new products that meet changing needs of customers. SDV representatives serve on industry committees concerned with issues such as new appliance standards and government regulations. SDV also maintains working relationships with research and development departments of major appliance manufacturers, providing prototypes for field testing and conducting tests in SDV's testing laboratory. SDV believes that such relationships provide competitive advantages. For example, several years ago, SDV introduced the first special vent for the newly invented pellet stoves, and more recently, SDV introduced the first direct vent system for the increasingly popular direct vent gas appliances.

Sales and Marketing

Simpson Dura-Vent's sales organization consists of a director of sales and marketing, a marketing communications manager, regional sales managers, and independent representative agencies. SDV markets venting systems for both gas and wood burning appliances through wholesale distributors in the United States, Canada and Australia to the HVAC (heating, ventilating and air conditioning) and PHC (plumbing, heating and cooling) contractor markets, and to fireplace specialty shop distributors. These customers sell to contractor and DIY markets. SDV also markets venting products to home center and hardware store chains. SDV has entered into OEM relationships with several major gas fireplace and gas stove manufacturers, which SDV believes are leaders in the direct-vent gas appliance market. Approximately 56% of SDV's sales in 1996 were through HVAC and PHC distributors, with most of the balance through fireplace specialty shop distributors, OEMs and home centers.

Simpson Dura-Vent responds to technological changes occurring in the industry through new product development and has developed a reputation for quality and service to its customers. To reinforce the image of quality, SDV produces extensive sales support literature and advertising materials. Recognizing the difficulty that customers and users may have in understanding new, complex venting requirements, SDV publishes a venting handbook to assist contractors, building officials and retail outlets with the science of proper venting. Advertising and promotional literature has been designed to be used by distributors and their customers, as well as home centers and hardware chains.

MANUFACTURING PROCESS

The Company has concentrated on making its manufacturing processes as efficient as possible without sacrificing the flexibility necessary to service the needs of its customers.

The Company has developed and uses automated manufacturing processes. The Company's innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. The Company's development of specialized manufacturing processes also has permitted increased operating flexibility and enhanced product design innovation.

The Company is committed to helping people build safer structures economically through the design, engineering and manufacturing of structural connector and related products. To this end, the Company has developed a quality management system that employs numerous quality-control procedures, such as computer-generated work orders, constant review of parts as they are produced and frequent quality testing. Since 1996, Simpson Strong-Tie's quality management system has been registered under ISO 9001, an internationally recognized set of quality-assurance standards. ISO registration is a significant asset in doing business with European companies, and it is becoming increasingly important to U.S. companies as well.

Most of Simpson Strong-Tie's products are produced with a high level of automation, using progressive dies run in automatic presses making parts from coiled sheet steel often in excess of 100 strokes per minute. SST produces 500 million product pieces per year. Over half of SST's products are individually bar coded, particularly the products which are sold to home centers. SST has significant press capacity and has some multiple dies for its high volume products because of the need to produce the product close to the customer and to provide backup capacity. The balance of production is accomplished through a combination of manual, blanking and numerically controlled (NC) processes which include robotic welders, lasers and turret punches. SST believes it is the only manufacturer in the connector industry using NC turret punches to manufacture a large variety of standard and special products. This capability allows SST to produce products with little redesign or set-up time, facilitating rapid turnaround for customers. New tooling is also highly automated. Dies are designed and produced using computer aided design (CAD) and computer aided machinery (CAM) systems. CAD/CAM capability enables SST to create multiple dies rapidly and design them to high standards. The Company is constantly reviewing its product line to reduce manufacturing costs and increase automation.

Simpson Dura-Vent produces component parts for venting systems using NC-controlled punch presses equipped with high-speed progressive and compound tooling. SDV's vent pipe and elbow assembly lines are automated, to produce finished products efficiently from large coils of steel and aluminum. UPC bar coding and computer tracking systems provide SDV's industrial engineers and production supervisors with real-time productivity tools to measure and evaluate current production rates, methods and equipment.

REGULATION

Simpson Strong-Tie's product lines are subject to Federal, state, county, municipal and other governmental and quasi-governmental regulations that affect product design, development, testing, applications, marketing, sales, installation and use. Most SST products are recognized by building code and standards agencies. Agencies that recognize Company products include the International Conference of Building Officials ("ICBO"), Building Officials and Code Administrators International ("BOCA"), Southern Building Code Congress International ("SBCCI"), The National Evaluation Service, the City of Los Angeles, Dade County, Florida, and the California Division of Architecture. These and other code agencies adopt various testing and design standards and incorporate them into their related building codes. For example, ICBO requirements are codified in the Uniform Building Code. The Uniform Building Code generally applies to construction in the Western United States. To be recognized by ICBO, SST products must conform to Uniform Building Code requirements. SST considers this recognition to be a significant marketing tool and devotes considerable effort to obtaining appropriate approvals for its products. SST believes that architects, engineers, contractors and other customers are less likely to purchase structural products that lack the appropriate code approval or acceptance, at least if code-accepted competitive products are available. SST's management actively participates in industry related professional associations to keep abreast of regulatory changes and to provide information to regulatory agencies.

Simpson Dura-Vent operates under a complex regulatory environment that includes appliance and venting performance standards related to safety, energy efficiency and air quality. Gas venting regulations are contained in the National Fuel Gas Code ("NFGC"), while safety and performance regulations for wood burning appliances and chimney systems are contained in a National Fire Protection Association standard ("NFPA 211"). Standards for testing gas vents and chimneys are developed by testing laboratories such as Underwriter's Laboratories ("UL") in compliance with the American National Standards Institute. Clean air standards for both gas and wood burning appliances are regulated by the EPA. Energy efficiency standards are regulated by the Department of Energy ("DOE") under the authority of the National Appliance Energy Conservation Act. See "Risk Factors--Regulatory Matters." The standards and regulations contained in the NFGC and NFPA 211 are ultimately adopted by national building code organizations such as ICBO, BOCA and SBCCI. In turn, the various building codes are adopted by local municipalities, resulting in enforcement through the building permit process. Safety, air quality and energy efficiency requirements are enforced by local air quality districts and municipalities by requiring proper UL, EPA and DOE labels on appliances and venting systems.

COMPETITION

The Company faces a variety of competition in all of the markets in which it participates. This competition ranges from subsidiaries of large national corporations to small regional manufacturers. While price is an important factor, the Company competes primarily on the basis of quality, breadth of product line, technical support, service, field support and product innovation.

Simpson Strong-Tie competes with numerous companies and its competitors generally are privately held businesses. Most of the competitors tend to be more regional than SST, but one distributes its products nationally.

The venting industry is highly competitive. Many of Simpson Dura-Vent's competitors have greater financial and other resources than SDV. SDV's principal competitors include the Selkirk Metalbestos Division of Eljer Industries Inc. (a subsidiary of Zurn Industries), American Metal Products Co. (a subsidiary of Masco Corp.), Metal-Fab, Inc., Hart & Cooley, Inc. and the Air Jet Division of General Products Co. The Company believes that Metal-Fab, Inc., Hart & Cooley, Inc. and Air Jet tend to be more regional than SDV, and that they have smaller shares of the national market than SDV. See "Risk Factors-Competition."

RAW MATERIALS

The principal raw material used by the Company is steel, including stainless steel, and is generally ordered to specific American Society of Testing and Materials ("ASTM") standards. Other raw materials include aluminum, aluminum alloys and ceramic and other insulation materials, which are used by Simpson Dura-Vent, and cartons, which are used by both SST and SDV. The Company purchases raw materials from a variety of commercial sources. The Company's practice is to seek cost savings and enhanced quality by purchasing from a limited number of suppliers. See "Risk Factors--Effect of Increased Raw Materials Costs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS AND PROPRIETARY RIGHTS

The Company's subsidiaries own more than 80 U.S. and foreign patents, of which 67 cover products that they currently manufacture and market. Its subsidiaries have filed 11 U.S. and 12 foreign patent applications that are currently pending. These patents and patent applications cover various design aspects of the subsidiaries' products as well as processes used in their manufacture. The Company's subsidiaries are continuing to develop new potentially patentable products, product enhancements and product designs. Although the Company's subsidiaries do not intend to apply for additional foreign patents covering existing products, the Company is developing an international patent program to protect new products that its subsidiaries may develop. See "Risk Factors--Dependence on Intellectual Property Protection."

The Company's subsidiaries hold 81 trademark registrations in the U.S. and foreign countries covering 48 trademarks, have 35 trademark registration applications pending in the U.S. and foreign countries covering six trademarks, and use several other trademarks that they have not yet attempted to register.

ACQUISITIONS AND STRATEGIC INVESTMENTS

The Company's future growth, if any, may depend to a some extent on its ability to penetrate new markets, both domestically and internationally. See "Business--Business Strategy" and "Business--Industry and Market Trends." Therefore, the Company may in the future pursue acquisitions of product lines or businesses. See "Risk Factors--Dependence on New Markets; Expansion Outside the United States" and "Risk Factors--Ability to Assimilate Acquisitions."

In 1996, the Company purchased for approximately $1.0 million the assets of the Builders Products Division of MiTek Industries Ltd. ("MiTek") and entered into an agreement to supply MiTek with connector products in the UK. In addition, during the first quarter of 1997, the Company purchased three Canadian companies and a related U.S. company, the Isometric Group, which manufacture and distribute a line of mechanical anchors and related products, for approximately $7.3 million plus an earnout based on future sales increases. Also during the first quarter of 1997, the Company purchased, for approximately $1.7 million, the remaining 66% equity in Patrick Bellion, S.A., a French manufacturer of connector products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Sources of Capital."

EMPLOYEES AND LABOR RELATIONS

As of September 30, 1997, the Company had 1,243 full-time employees, of whom 875 were hourly employees and 368 were salaried employees. The Company believes that its overall compensation and benefits for the most part exceed industry averages and that its relations with its employees are good.

A significant number of the Company's employees at two of the Company's major manufacturing facilities are represented by labor unions and are covered by collective bargaining agreements. Three of the Company's collective bargaining agreements at two of its California facilities were renegotiated in 1995. These agreements cover sheetmetal workers in Brea, California, and the Company's tool and die craftsmen in both Brea and San Leandro, California. These three contracts were extended into 1998 and 1999. A fourth contract, covering sheetmetal workers in San Leandro, expires in July 2000.

The Company maintains several profit sharing, stock option and bonus plans to provide incentives to its employees. The Company's cash profit sharing bonus plan gives participating employees the opportunity to benefit from the Company's operating profits above certain minimum levels established by the Board of Directors. The Company's subsidiaries maintain defined contribution profit sharing plans for their U.S.-based salaried employees and nonunion hourly employees, and the Company contributes annually to these plans from 10% to 15% of eligible earnings, as defined in the plans. The Company's 1994 Stock Option Plan provides for the grant of options to employees, directors and consultants of the Company and currently authorizes the grant of stock options to purchase up to an aggregate of 1,500,000 shares of Common Stock; options to purchase an aggregate of 853,218 shares were outstanding under this Option Plan as of September 30, 1997. In addition, employees who have been employed by the Company for more than ten years and who the Company determines are not eligible to participate in the 1994 Stock Option Plan may be awarded stock and cash bonuses under the Company's 1994 Employee Stock Bonus Plan, based on their years of service with the Company.

PROPERTIES

The Company maintains its home office in Pleasanton, California, and other offices, manufacturing and warehouse facilities elsewhere in California and in Texas, Ohio, Florida, Mississippi, Illinois, British Columbia, Ontario, England and France. As of September 30, 1997, the Company owned or leased office, manufacturing and warehouse facilities occupying an aggregate of approximately 1,700,000 square feet. See Notes 10 and 15 to the Consolidated Financial Statements.

The Company's manufacturing facilities are equipped with specialized equipment and use extensive automation. The Company considers its existing and planned facilities to be suitable and adequate for its operations as currently conducted and as planned through 1998. The manufacturing facilities currently are being operated with two shifts at most plants. The Company anticipates that it may require additional facilities to accommodate its growth in later years.

LEGAL PROCEEDINGS

From time to time, the Company is involved in litigation that it considers to be in the normal course of its business. No such litigation within the last five years resulted in any material loss. The Company is not engaged in any legal proceedings as of the date hereof, which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND ITS SUBSIDIARIES

The name, age, and current position(s) of each director and executive officer of the Company are as follows:


NAME                                Age       Present Principal Position and Offices with the Company and Its Subsidiaries
----                                ---       ----------------------------------------------------------------------------
Barclay Simpson(1)(4)               76        Chairman of the Board and Director of the Company, SST
                                               and SDV
Thomas J Fitzmyers                  57        President, Chief Executive Officer and Director of the
                                               Company and SST; Director of SDV
Stephen B. Lamson                   45        Chief Financial Officer, Treasurer, Secretary and
                                               Director of the Company, SST and SDV
Donald M. Townsend                  50        President, Chief Executive Officer and Director of SDV
Earl F. Cheit(2)(4)                 71        Director of the Company
Alan R. McKay(2)(4)                 71        Director of the Company
Sunne Wright McPeak(1)(3)(4)        49        Director of the Company
Barry Lawson Williams(1)(2)(3)(4)   53        Director of the Company

----------

(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee
(3)  Member of 1994 Stock Option Plan Committee
(4)  Member of the Growth Committee

The Board of Directors has not established a nominating committee. The Board of Directors currently comprises seven members. All directors hold office until the next annual meeting of the shareholders or until their successors are elected.

Barclay Simpson has been the Chairman of the Board of Directors and a director of the Company since 1956. Since 1982, Mr. Simpson and his wife have owned Barclay Simpson Fine Arts Gallery, a commercial art gallery in Lafayette, California. Mr. Simpson is also a member of the Boards of Directors of Civic Bancorp, Calender Robinson Insurance, the University Art Museum of the University of California at Berkeley, the California College of Arts and Crafts and other charitable and educational institutions.

Thomas J Fitzmyers has served as President and a director of the Company since 1978, as the President and a director of Simpson Strong-Tie since 1983 and as a director of Simpson Dura-Vent since 1982. He was appointed as the Company's Chief Executive Officer in 1994. Mr. Fitzmyers was employed by Union Bank from 1971 to 1978. He was a Regional Vice President when he left Union Bank to join the Company in 1978.

Stephen B. Lamson has served as the Company's, Simpson Strong-Tie's and Simpson Dura-Vent's Chief Financial Officer and Treasurer since 1989, as the Company's and SDV's Secretary since 1989, as SST's Secretary since 1992, as a director of the Company since 1990, as a director of SST since 1992 and as a director of SDV since 1989. From 1980 to 1989, Mr. Lamson was with Coopers & Lybrand. He was an audit manager when he left that firm to join the Company in 1989.

Earl F. Cheit has been a Senior Advisor to the Asia Foundation on Asia-Pacific Economic Affairs since 1984 and became Dean Emeritus of the Haas School of Business at the University of California, Berkeley, in 1992. He is currently a director of The Shaklee Corporation and CNF Transportation, Inc. and a Trustee of Mills College.

Alan R. McKay has been the President of Alan R. McKay & Associates, an engineering consulting firm based in Lafayette, California, since 1959. He is a registered civil, structural and geotechnical engineer in the State of California with extensive experience in connector applications.

Sunne Wright McPeak is the President and Chief Executive Officer of the Bay Area Council, a business sponsored organization founded in 1945 that promotes economic activity and environmental quality in the region. Prior to this position, she was the President and Chief Executive Officer of the Bay Area Economic Forum, a partnership of government, business, academic and foundation sectors of the nine San Francisco Bay Area counties. From 1979 through 1994, she served on the Board of Supervisors of Contra Costa County, California, including several terms as Chair. Her most recent term as Chair concluded in 1992. In addition, Ms. McPeak served as President of the California State Association of Counties and has been a member of the advisory boards of the Urban Land Institute and California State University, Hayward. She is currently a director of the California Foundation for the Environment and the Economy.

Barry Lawson Williams has been President of Williams Pacific Ventures Inc., a venture capital and real estate investment and consulting firm, since 1987. From 1989 until its sale in 1992, he was also Chief Executive Officer and owner of C.N. Flagg Power Inc. He is a director of PG&E Corporation, American President Companies, Ltd., Tenera Inc., CH2M HILL Companies, Ltd., The U.S.A. Group, Inc., Newhall Land and Farming Co. Inc., Northwestern Mutual Life Insurance Co. and Lucas Arts/Lucas Digital Companies.

Donald M. Townsend has been employed by the Company since 1981 and has served as a director of Simpson Dura-Vent since 1984 and as its President and Chief Operating Officer since 1991. He was appointed as SDV's Chief Executive Officer in 1994. From 1984 to 1991, he was the Vice President and General Manager of SDV.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information, as of December 31, 1997, and as adjusted to reflect the sale of shares offered hereby, with respect to the beneficial ownership of the Company's Common Stock by (1) each Selling Shareholder and each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (2) each director of the Company,
(3) each person currently serving as an executive officer of the Company, and
(4) all current executive officers and directors of the Company as a group.


                                                                         SHARES BENEFICIALLY OWNED
                                       ---------------------------------------------------------------------------------------
                                                                                               NUMBER OF
         NAME AND, FOR EACH 5%                                          PERCENT                SHARES TO              PERCENT
           BENEFICIAL OWNER,                PRIOR TO                    PRIOR TO              BE SOLD IN               AFTER
                ADDRESS                   OFFERING (1)                  OFFERING               OFFERING               OFFERING
     ------------------------------    --------------------            ------------          --------------          ----------
Barclay Simpson (2)                            3,700,872                    32.1%                 --                    32.1%
  4637 Chabot Drive, Suite 200
  Pleasanton, CA 94588

Simpson PSB Fund                               1,400,000                    12.2%              1,200,000(3)              1.7%
  3669 Mount Diablo Blvd.
  Lafayette, CA 94549

Thomas J Fitzmyers (4)                           783,242                     6.7%                 50,000                 6.3%
  4637 Chabot Drive, Suite 200
  Pleasanton, CA 94588

Scudder, Stevens & Clark, Inc. (5)               651,900                     5.7%                 --                     5.7%
  Two International Place
  Boston, MA 02110-4103

Stephen B. Lamson (6)                            251,000                     2.2%                 --                     2.2%

Donald M. Townsend (7)                           118,947                     1.0%                 --                     1.0%

Alan R. McKay (8)                                  4,500                       *                  --                       *

Earl F. Cheit (8)                                  2,500                       *                  --                       *

Sunne Wright McPeak (8)                            2,500                       *                  --                       *

Barry Lawson Williams (9)                            500                       *                  --                       *

All current executive                          4,564,061                    38.5%                 50,000                38.2%
  officers and directors as a
  group (10)



* Less than one percent

(1)The information in this table is based on information supplied by the Selling Shareholders and officers and directors, and, with respect to other principal shareholders, statements on Schedule 13D or 13G filed with the Securities and Exchange Commission. Unless otherwise indicated below, the persons named in the table had sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Includes 150,000 shares owned by the Company's profit sharing trusts, of which Messrs. Simpson, Fitzmyers and Lamson are the trustees and share voting and dispositive power, as to which shares such trustees disclaim beneficial ownership except to the extent of their participation as beneficiaries of one of such trusts.

Includes 500 shares subject to options granted under the 1994 Stock Option Plan that are exercisable within 60 days.

(3) Assumes the Underwriters' overallotment option will not be exercised. See "Underwriting."

(4)Includes 211,610 shares subject to options granted under the 1994 Stock Option Plan that are exercisable within 60 days. Includes 150,000 shares owned by the Company's profit sharing trusts, of which Messrs. Simpson, Fitzmyers and Lamson are the trustees and share voting and dispositive power, as to which shares such trustees disclaim beneficial ownership except to the extent of their participation as beneficiaries of one of such trusts.

(5) As of December 31, 1996, Scudder, Stevens & Clark, Inc. ("Scudder") beneficially owned 651,900 shares of the Company's Common Stock. Scudder has sole power to vote or to direct the vote of 179,300 shares and shared power to vote or direct the vote of 318,600 shares.

(6) Includes 54,548 shares subject to options granted under the 1994 Stock Option Plan that are exercisable within 60 days. Includes 150,000 shares owned by the Company's profit sharing trusts, of which Messrs. Simpson, Fitzmyers and Lamson are the trustees and share voting and dispositive power, as to which shares such trustees disclaim beneficial ownership except to the extent of their participation as beneficiaries of one of such trusts.

(7) Includes 51,169 shares subject to options granted under the 1994 Stock Option Plan that are exercisable within 60 days.

(8) Includes 2,500 shares subject to options granted under the Company's 1995 Independent Director Stock Option Plan that are exercisable within 60 days.

(9) Includes 500 shares subject to options granted under the Company's 1995 Independent Director Stock Option Plan that are exercisable within 60 days.

(10) Includes 325,827 shares subject to options exercisable within 60 days, including the options described in the above notes, and 150,000 shares owned by the Company's profit sharing trusts as described in notes 3, 4 and 6 above.

Of the shares offered hereby, 1,200,000 shares (1,387,500 shares if the Underwriters' overallotment option is exercised in full) are being offered by Simpson PSB Fund, a California nonprofit public benefit corporation, which is the Principal Selling Shareholder. The Board of Directors of the Principal Selling Shareholder comprises Charles A. Lee and Jules F. Bonjour, Jr. The Principal Selling Shareholder is qualified as an organization exempt from federal and California income taxation under section 501(c)(3) of the Internal Revenue Code of 1986, as amended. In September 1997, Barclay Simpson donated 1,400,000 shares of Common Stock to the Principal Selling Shareholder.

                          DESCRIPTION OF CAPITAL STOCK

The total number of shares of capital stock that the Company is authorized to issue is 25,000,000 shares, consisting of 20,000,000 shares of Common Stock without par value, of which 11,501,006 shares were issued and outstanding as of September 30, 1997, and 5,000,000 shares of Preferred Stock without par value, none of which is outstanding. The Company had approximately 253 shareholders of record as of that date.

COMMON STOCK

Subject to the rights of holders of any Preferred Stock that may be issued in the future, holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of

Directors out of funds legally available therefor (see "Dividend Policy") and in the event of liquidation, dissolution or winding-up of the Company, to share ratably in all assets available for distribution. The holders of Common Stock have no preemptive or conversion rights. Subject to the rights of holders of any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to one vote per share on any matter submitted to a vote of the shareholders, except that, on giving notice as required by law and subject to compliance with other statutory conditions, shareholders may cumulate their votes in an election of directors, and each shareholder may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such shareholder or may distribute such shareholder's votes on the same principle among as many candidates as such shareholder thinks fit. All shares of Common Stock offered hereby are outstanding and fully paid and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be used under certain circumstances, as a method of discouraging, delaying or preventing an acquisition or change in control of the Company. The Company does not currently have any plan to issue any shares of its Preferred Stock.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

As authorized by the California General Corporation Law ("GCL"), the Company's Articles of Incorporation include provisions limiting the liability of directors of the Company for monetary damages. The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligence) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any shareholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Company's Bylaws require that the Company indemnify its directors and officers, and any employee who serves as a director or officer of any corporation at the Company's request, to the fullest extent permitted under and in accordance with the GCL. The Company has entered into agreements to indemnify the directors and officers of the Company, Simpson Strong-Tie and Simpson Dura-Vent, in addition to indemnification provided in the Company's and its subsidiaries' Bylaws. These agreements, among other things, require that the Company indemnify the directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding or any threatened action or proceeding, whether civil or criminal, arising out of such person's actions as a director or officer of the Company or any of its subsidiaries or as a trustee of a Company profit-sharing plan. The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is BankBoston, N.A., c/o Boston EquiServe, L.P.

                                  UNDERWRITING

Under the terms and subject to the conditions of an Underwriting Agreement dated the date of this prospectus (the "Underwriting Agreement"), the Selling Shareholders have agreed to sell to the Underwriters named below, and each of such Underwriters, for whom J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BancAmerica Robertson Stephens are acting as representatives, has severally agreed to purchase from the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                            Number
UNDERWRITERS                                              of Shares
------------                                              ---------
J.P. Morgan Securities Inc...........................
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.........................
BancAmerica Robertson Stephens.......................







                                                           ---------
       Total.........................................      1,250,000
                                                           =========



The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares, if any are taken.

The Underwriters propose initially to offer the shares of Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $____ per share to certain other dealers. After the initial public offering of the Common Stock, the public offering price and such concession may be changed.

The Principal Selling Shareholder has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock from the Principal Selling Shareholder, at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering overallotments, if any. To the extent that the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of option shares as the number of shares of Common Stock to be purchased by each Underwriter shown in the foregoing table bears to the total number of shares of Common Stock initially offered hereby.

The Company and each of the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Company and certain of its shareholders, including the Selling Shareholders, have agreed that they will not, without the prior written consent of J.P. Morgan Securities Inc., issue, sell, offer, agree to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, any options, rights or warrants to purchase Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock until the 90th day after the date of this Prospectus, except for stock options issued under the 1994 Stock Option Plan or the 1995 Independent Director Stock Option Plan, and issuances of shares of Common Stock pursuant to the exercise of stock options granted under the 1994 Stock Option Plan or the 1995 Independent Director Stock Option Plan or pursuant to the Company's 1994 Employee Stock Bonus Plan. J.P. Morgan Securities Inc. may in its exclusive discretion and at any time without notice, release all or a portion of the securities subject to these restrictions.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                  LEGAL MATTERS

The validity of the shares of Common Stock offered by the Company hereby will be passed on for the Selling Shareholders by Shartsis, Friese & Ginsburg LLP, San Francisco, California. Partners and associates of Shartsis, Friese & Ginsburg LLP and members of their immediate families own an aggregate of 6,041 shares of Common Stock. Certain legal matters will be passed on for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                     EXPERTS

The consolidated balance sheets as of December 31, 1995 and 1996, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants. These consolidated financial statements audited by Coopers & Lybrand L.L.P. have been included herein in reliance on the reports given on the authority of that firm as experts in accounting and auditing.

                         SIMPSON MANUFACTURING CO., INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


      Financial Statements
        Report of Independent Accountants...................................................F-2
        Consolidated Balance Sheets at December 31, 1995 and 1996, and September 30, 1997...F-3
        Consolidated Statements of Operations for the years ended December 31,
         1994, 1995 and 1996, and for the nine months ended September 30, 1996 and 1997...........................................................................F-4
        Consolidated Statements of Shareholders' Equity for the years ended December 31,
         1994, 1995 and 1996, and for the nine months ended September 30, 1997..............F-5
        Consolidated Statements of Cash Flows for the years ended December 31, 1994,
         1995 and 1996, and for the nine months ended September 30, 1996 and 1997...........F-6
        Notes to the Consolidated Financial Statements......................................F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders of Simpson Manufacturing Co., Inc.:

We have audited the consolidated balance sheets of Simpson Manufacturing Co., Inc. as of December 31, 1995 and 1996, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simpson Manufacturing Co., Inc. and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                     COOPERS & LYBRAND L.L.P.
San Francisco, California
January 31, 1997, except for Note 15
  for which the date is March 11, 1997

                SIMPSON MANUFACTURING CO., INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                             DECEMBER 31,
                                                     -----------------------------    SEPTEMBER 30,
                                                         1995            1996             1997
                                                     -------------    -------------   -------------
                    ASSETS                                                             (UNAUDITED)
Current assets
   Cash and cash equivalents                        $   6,955,788    $  19,815,297   $  15,336,889
   Short-term investments                                      --        3,896,428              --
   Trade accounts receivable, net                      20,732,880       20,930,490      36,272,399
   Inventories                                         34,471,250       42,247,777      54,342,293
   Deferred income taxes                                2,750,455        2,919,455       3,462,455
   Other current assets                                 1,986,446          956,565       1,055,616
                                                    -------------    -------------   -------------
     Total current assets                              66,896,819       90,766,012     110,469,652

Property, plant and equipment, net                     26,420,004       28,687,635      37,358,613
Investments                                             1,357,457        1,382,578         537,509
Other noncurrent assets                                 1,967,779        1,684,548       3,270,224
                                                    -------------    -------------   -------------
     Total assets                                   $  96,642,059     $122,520,773    $151,635,998
                                                    =============    =============   =============


   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Notes payable                                    $      20,037    $          --   $      29,943
   Trade accounts payable                               7,375,014       10,063,828      12,650,774
   Accrued liabilities                                  3,386,527        4,137,648       5,845,211
   Accrued profit sharing trust contributions           1,999,739        2,446,001       2,251,234
   Accrued cash profit sharing and commissions          1,289,144        2,292,057       4,770,529
   Accrued workers' compensation                          842,125          809,272         809,272
   Income taxes payable                                        --          341,626       1,582,591
                                                    -------------    -------------   -------------
     Total current liabilities                         14,912,586       20,090,432      27,939,554
                                                    -------------    -------------   -------------
Deferred income taxes and
   other long-term liabilities                            176,783          133,333         905,183
                                                    -------------    -------------   -------------
     Total liabilities                                 15,089,369       20,223,765      28,844,737
                                                    -------------    -------------   -------------
Commitments and contingencies (Note 10)

Shareholders' equity
   Preferred Stock, without par value; authorized
     shares, 5,000,000; issued and outstanding
     shares, none                                              --               --              --
   Common Stock, without par value; authorized
     shares, 20,000,000; issued and outstanding
     shares, 11,358,227 and 11,451,018, and
     11,501,006 at December 31, 1995 and 1996,
     and September 30, 1997, respectively              30,415,716       31,233,648      32,044,605
   Retained earnings                                   51,142,268       70,862,906      90,829,387
   Cumulative translation adjustment                       (5,294)         200,454         (82,731)
                                                    -------------    -------------   -------------
     Total shareholders' equity                        81,552,690      102,297,008     122,791,261
                                                    -------------    -------------   -------------

      Total liabilities and shareholders' equity     $ 96,642,059     $122,520,773   $ 151,635,998
                                                     ============     ============   =============


   The accompanying notes are an integral part of these consolidated financial statements.

                SIMPSON MANUFACTURING CO., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                    ----------------------------------------------   -----------------------------
                                          1994            1995           1996            1996           1997
                                    -------------    -------------   -------------   -------------   -------------
                                                                                             (UNAUDITED)

Net sales                           $ 151,290,466     $167,957,955    $202,408,917    $152,345,631    $186,306,707
Cost of sales                          96,983,987      109,368,027     124,394,086      94,305,621     112,200,433
                                    -------------     ------------    ------------    ------------    ------------
     Gross profit                      54,306,479       58,589,928      78,014,831      58,040,010      74,106,274
                                    -------------     ------------    ------------    ------------    ------------

Operating expenses:
   Selling                             14,714,528       17,109,325      20,104,344      14,902,126      17,467,520
   General and administrative          18,607,985       18,512,003      25,035,874      18,387,692      22,969,505
   Compensation related to
     stock plans (Notes 2 and 14)       6,908,581           61,250         180,155              --         290,000
                                    -------------     ------------    ------------    ------------    ------------
                                       40,231,094       35,682,578      45,320,373      33,289,818      40,727,025
                                    -------------     ------------    ------------    ------------    ------------

     Income from operations            14,075,385       22,907,350      32,694,458      24,750,192      33,379,249

Interest income (expense), net           (559,249)         141,535         595,180         325,931         248,233
                                    -------------     ------------    ------------    ------------    ------------

     Income before income taxes
      and minority interest            13,516,136       23,048,885      33,289,638      25,076,123      33,627,482

Provision for income taxes              8,098,000        8,927,000      13,569,000      10,253,000      13,661,001
Minority interest                         (32,628)              --              --              --              --
                                    -------------     ------------    ------------    ------------    ------------
     Net income                     $   5,450,764     $ 14,121,885    $ 19,720,638    $ 14,823,123    $ 19,966,481
                                    =============     ============    ============    ============    ============

Net income per common share:
   Primary                          $        0.51     $       1.23    $       1.68    $       1.26    $       1.67
   Fully diluted                    $        0.51     $       1.22    $       1.67    $       1.26    $       1.66

Number of shares outstanding
   Primary                             10,561,641       11,460,567      11,755,184      11,727,496      11,946,675
   Fully diluted                       10,569,055       11,532,872      11,838,658      11,788,732      12,055,519







                   The accompanying notes are an integral part of these consolidated financial statements.

                SIMPSON MANUFACTURING CO., INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND
               1996, AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                                                       NOTES
                                              COMMON STOCK                            CUMULATIVE    RECEIVABLE
                                        --------------------------     RETAINED      TRANSLATION        FROM
                                            SHARES       AMOUNT        EARNINGS       ADJUSTMENT    SHAREHOLDERS        TOTAL
                                        -----------     ----------    -----------    ------------   ------------     -----------

Balance, January 1, 1994                  8,965,390   $  3,647,912   $ 31,569,619   $          -    $ (2,682,788)   $ 32,534,743
Options granted below fair value                  -        193,892              -              -               -         193,892
Effect of 1994 reorganization               719,906      9,358,781              -              -      (1,607,264)      7,751,517
Payments received on notes                        -              -              -              -       3,940,052       3,940,052
Common stock issued at $10.69
  to $12.00 per share, net of
  offering costs of $639,045              1,589,900     16,379,780              -              -               -      16,379,780
Loan to officer                                   -              -              -              -         350,000         350,000
Translation adjustment                            -              -              -        (78,715)              -         (78,715)
Net income                                        -              -      5,450,764              -               -       5,450,764
                                        -----------     ----------    -----------    ------------   ------------     -----------
Balance, December 31, 1994               11,275,196     29,580,365     37,020,383        (78,715)              -
                                                                                                                      66,522,033
Options exercised                            82,231        749,156              -              -               -         749,156
Tax benefit of options
  exercised                                       -         78,395              -              -               -          78,395
Common stock issued at
  $9.75 per share                               800          7,800              -              -               -           7,800
Translation adjustment                            -              -              -         73,421               -          73,421
Net income                                        -              -     14,121,885              -               -      14,121,885
                                        -----------     ----------    -----------    ------------   ------------     -----------
Balance, December 31, 1995               11,358,227     30,415,716     51,142,268         (5,294)              -
                                                                                                                      81,552,690
Options exercised                            90,191        526,415              -              -               -         526,415
Tax benefit of options
  exercised                                       -        256,417              -              -               -         256,417
Common stock issued at
  $13.50 per share                            2,600         35,100              -              -               -          35,100
Translation adjustment                            -              -              -        205,748               -         205,748
Net income                                        -              -     19,720,638              -               -      19,720,638
                                        -----------     ----------    -----------    ------------   ------------     -----------
Balance, December 31, 1996               11,451,018     31,233,648     70,862,906        200,454               -     102,297,008
Options exercised                            45,488        252,704              -              -               -         252,704
Tax benefit of options
  exercised                                       -        454,753              -              -               -         454,753
Common stock issued at
  $23.00 per share                            4,500        103,500              -              -               -         103,500
Translation adjustment                            -              -              -       (283,185)              -        (283,185)
Net income                                        -              -     19,966,481              -               -      19,966,481
                                       ------------   ------------   ------------   ------------    ------------    ------------
Balance, September 30,
  1997 (Unaudited)                       11,501,006   $ 32,044,605   $ 90,829,387   $    (82,731)   $          -    $122,791,261
                                       ============   ============   ============   ============    ============    ============


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                SIMPSON MANUFACTURING CO., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         NINE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                        ------------------------------------------    --------------------------
                                                            1994            1995          1996           1996           1997
                                                        ------------     -----------   -----------    ----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $  5,450,764     $14,121,885   $19,720,638    $14,823,123     $19,966,481
                                                        ------------     -----------   -----------    -----------     -----------
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Loss (gain) on sale of capital equipment                   3,427          11,558       (16,262)       (18,054)        (15,368)
    Depreciation and amortization                          3,972,907       5,291,466     7,197,718      4,413,034       5,459,743
    Minority interest                                        (32,628)              -             -              -               -
    Deferred income taxes and
      other long-term liabilities                           (678,000)         65,000      (212,450)      (227,667)       (790,798)
    Equity in (income) losses of affiliates                    6,582         (24,554)     (107,000)       (33,000)       (110,000)
    Noncash compensation related to stock plans            6,771,873          61,250        35,100              -         160,000
    Changes in operating assets and
     liabilities, net of effects of acquisitions:
      Trade accounts receivable, net                      (2,746,477)     (2,916,665)     (190,608)    (7,325,900)    (14,187,289)
      Inventories                                         (6,578,213)     (2,655,355)   (7,500,960)    (1,494,307)     (6,000,885)
      Other current assets                                   300,124        (951,314)      278,047        331,014         (32,566)
      Other noncurrent assets                               (213,702)       (256,380)     (800,840)       (60,083)        (46,878)
      Trade accounts payable                               1,714,800         665,976     2,688,814      2,839,549       1,342,138
      Accrued liabilities                                    981,116         307,968       751,120        542,193         664,000
      Accrued profit sharing trust contributions             234,811         279,135       446,262        (86,281)       (194,767)
      Accrued cash profit sharing and commissions            383,477         (45,982)    1,002,913      2,674,524       2,478,472
      Accrued workers' compensation                         (280,403)        (55,000)      (32,853)       (32,853)              -
      Income taxes payable                                   322,485        (500,661)    1,349,876      2,697,696       1,695,718
                                                        ------------     -----------   -----------     ----------     -----------
        Total adjustments                                  4,162,179        (723,558)    4,888,877      4,219,865      (9,578,480)
                                                        ------------     -----------   -----------    -----------     -----------
        Net cash provided by operating activities       $  9,612,943     $13,398,327   $24,609,515    $19,042,988     $10,388,001
                                                        ============     ===========   ===========    ===========     ===========
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                    (9,939,384)    (10,049,629)   (7,364,326)    (4,291,456)     (9,679,324)
  Proceeds from sale of equipment                             43,212          22,225        57,787         44,041          56,021
  Asset acquisitions, net of cash acquired
    and equity interest already owned                     (1,199,733)     (2,414,114)   (1,041,780)             -      (9,334,340)
  Purchase of short-term investment                                -               -    (3,896,428)             -               -
  Proceeds from sale of short-term investments                     -               -             -              -       3,995,333
  Equity investments                                               -        (667,002)      (11,637)       (11,637)              -
                                                        ------------     -----------   -----------     ----------     -----------
    Net cash provided by (used in) investing
      activities                                         (11,095,905)    (13,108,520)  (12,256,384)    (4,259,052)    (14,962,310)
                                                        ------------     -----------   -----------     ----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of debt                                         5,589,363          20,037             -              -               -
  Repayment of debt                                      (20,587,801)              -       (20,037)       (20,037)       (260,304)
  Issuance of Company's common stock                      16,163,180         835,351       526,415        393,034         356,205
  Collections on notes receivable from shareholders        3,940,052               -             -              -               -
  Collections on notes receivable from subsidiaries'
    minority shareholders                                     29,066               -             -              -               -
  Loan to officer                                            350,000               -             -              -               -
                                                        ------------    ------------  ------------   ------------    ------------
    Net cash provided by financing activities              5,483,860         855,388       506,378        372,997          95,901
                                                        ------------    ------------  ------------   ------------    ------------
      Net increase in cash and cash equivalents            4,000,898       1,145,195    12,859,509     15,156,933      (4,478,408)
Cash and cash equivalents at beginning of period           1,809,695       5,810,593     6,955,788      6,955,788      19,815,297
                                                        ------------    ------------  ------------   ------------    ------------
Cash and cash equivalents at end of period              $  5,810,593    $  6,955,788   $19,815,297   $ 22,112,721    $ 15,336,889
                                                        ============    ============  ============   ============    ============

                                          SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR
  Interest                                              $    562,246    $     35,045  $     31,311
                                                        ============    ============  ============
  Income taxes                                          $  8,455,237    $  8,961,714  $ 13,036,713
                                                        ============    ============  ============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                       SIMPSON MANUFACTURING CO., INC. AND SUBSIDIARIES
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      Operations and Summary of Significant Accounting Policies

Nature of Operations

Simpson Manufacturing Co., Inc., through its subsidiaries Simpson Strong-Tie Company Inc. and Simpson Dura-Vent Company, Inc. and its other subsidiaries (collectively, the "Company"), designs, engineers and manufactures wood-to-wood, wood-to-concrete and wood-to-masonry connectors and venting systems for gas and wood burning appliances and markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself markets.

The Company operates exclusively in the building products industry segment. The Company's products are sold primarily throughout the United States of America. Revenues have some geographic market concentration on the west coast. A portion of the Company's business is therefore dependent upon economic activity within this region and market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Simpson Manufacturing Co., Inc., and its subsidiaries, Simpson Holdings, Inc., Simpson Dura-Vent Company, Inc. and Simpson Strong-Tie Company Inc. Investments in less than 50 percent-owned affiliates are accounted for using the equity method. All significant intercompany transactions have been eliminated.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments

The Company considers investments with an original maturity of more than three months but less than one year to be short-term investments, which are categorized as "held-to-maturity" and carried at amortized cost, which approximates market value.

Inventory Valuation

Inventories are valued at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method, except in Europe and Canada, where inventories of approximately $1,028,000 and $1,483,000 at December 31, 1995 and 1996, respectively, are valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Major renewals and betterments are capitalized; maintenance and repairs are expensed on a current basis. When assets are sold or retired, their costs and accumulated depreciation are removed from the accounts; the resulting gains or losses are reflected in the consolidated statements of operations.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided for using accelerated methods over the following estimated useful lives:

    Factory machinery and equipment               5 to 10 years
    Automobiles, trucks and other equipment       3 to 10 years
    Office equipment                              3 to 8 years
    Buildings and site improvements               20 to 45 years

Leasehold improvements are amortized using the straight-line method over the remaining term of the lease.

Product Research and Development Costs

Product research and development costs, which are included in cost of sales, were charged against income as incurred and approximated $946,000, $1,180,000 and $1,312,000 in 1994, 1995 and 1996, respectively.

Tooling Costs

Tool and die costs are included in product costs in the year incurred.

Income Taxes

Income taxes are calculated using an asset and liability approach. The provision for income taxes includes federal and state taxes currently payable and deferred taxes, due to temporary differences between the financial statement and tax bases of assets and liabilities. In addition, the future tax benefits, are recognized to the extent that realization of such benefits is more likely than not.

Foreign Currency Translation

The local currency is the functional currency of the Company's European branches. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of shareholders' equity. Foreign currency transaction gains or losses are included in the determination of net income.

Reorganization

The Company completed a reorganization in March 1994 (see Note 2). All references to the number of common shares and per common share amounts in these consolidated financial statements have been restated to reflect the revised capital structure.

Initial Pubic Offering

On May 25, 1994, the Company completed an initial public offering of 1,572,500 shares of its common stock at a price per share of $11.50. The Company received proceeds of approximately $20.5 million from the offering, including $4.3 million in notes receivable collected from its shareholders.

Net Income per Common Share

Net income per common share is computed based upon the weighted average number of common shares outstanding. Common equivalent shares, using the treasury stock method, are included in the per-share calculations for all periods when the effect of their inclusion is dilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the 12 month period prior to May 25, 1994, the date of the Company's initial public offering, have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method. Included in these amounts are common stock options granted or committed to be granted in 1993 and certain of the shares issued in March 1994 in conjunction with the 1994 reorganization discussed above.

The difference in primary and fully diluted net income per common share results from the application of the treasury stock method for common equivalent shares.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash in banks, short-term investments in U.S. Treasury instruments and trade accounts receivable. The Company maintains its cash in demand deposit and money market accounts held primarily by two banks.

Adoption of Statements of Financial Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets, certain identifiable intangibles, and goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment would be recorded if the expected future undiscounted cash flows were less than the carrying amount of the asset. SFAS 121 is effective for fiscal years beginning after December 15, 1995, with earlier adoption permitted. The Company adopted SFAS 121 effective for its fiscal year ended December 31, 1996.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued and is effective for the Company's 1996 fiscal year. The Company will continue to account for employee stock options in accordance with APB Opinion No. 25 and, accordingly, will comply with the pro forma disclosure requirements of SFAS 123.

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and No. 129, "Disclosure of Information about Capital Structure." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS"), replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 129 consolidates the existing disclosure requirements regarding an entity's capital structure. SFAS No. 128 and 129 are effective for financial statements issued for periods ending after December 15, 1997, and accordingly, management has not determined the effect, if any, on the Company's financial statements for the nine months ended September 30, 1997.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 established standards for reporting and display of comprehensive income and its components. SFAS No. 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS No. 130 and 131 are effective for financial statements issued for periods beginning after December 15, 1997, and accordingly, management has not determined the effect, if any, on the Company's financial statements for the nine months ended September 30, 1997.

Interim Reporting Periods

The unaudited interim period consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements, and in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The Company's interim period results may be subject to fluctuations. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 1996 presentation with no effect on net income as previously reported.


2.      1994 Reorganization and Employee Benefits

In February and March 1994, a new holding company was organized and a reorganization was effected to consolidate shareholdings into one entity. The new holding company took the name Simpson Manufacturing Co., Inc. and the former Simpson Manufacturing Co., Inc. was renamed Simpson Holdings, Inc. The new holding company offered to all shareholders of Simpson Holdings, Inc., Simpson Strong-Tie Company Inc. and Simpson Dura-Vent Company, Inc. (other than Simpson Holdings, Inc. itself) the opportunity to exchange their shares on the basis of agreed exchange ratios. As a result of this transaction, the new holding company owns directly or indirectly all of the outstanding stock of Simpson Holdings, Inc., Simpson Strong-Tie Company Inc. and Simpson Dura-Vent Company, Inc.

Under the terms of this exchange, the Company issued to minority shareholders of Simpson Strong-Tie Company Inc. and Simpson Dura-Vent Company, Inc. 719,906 shares of common stock, which, at a value of $13 per share, resulted in a gross increase to common stock of $9,358,781. In connection with such exchange, notes receivable from the former minority shareholders of the subsidiaries of $1,607,264, previously shown as a reduction of minority interest, are presented as a reduction of shareholders' equity. Thus, the net non-cash capital contribution as a result of the exchange was $7,751,517. This capital contribution reflects principally the excess value of the shares received over the original sales price of the shares exchanged. Some of the shares exchanged were deemed to be options. Under generally accepted accounting principles, the exchange of shares for deemed options in subsidiaries is considered a modification of such deemed options, and accordingly, the Company recorded a one-time, non-cash compensation charge of $6,355,841 in 1994. The remaining $1,395,676 represents the acquisition of fully paid minority shares of which $1,095,414 was allocated to plant, property and equipment, and the balance of $300,262 was reflected in the elimination of minority interest.

The agreed exchange ratio as between Simpson Holdings, Inc. and the newly organized holding company used in the reorganization had the effect of a 14 for 1 split of the Simpson Holdings, Inc. common stock. Accordingly, all references to the number of common shares and per common share amounts in these consolidated financial statements have been restated to reflect the revised capital structure as well as the authorized number of shares of common stock of the new company (20,000,000). Additionally, the new holding company has 5,000,000 shares of preferred stock authorized.

The Company recorded an aggregate pretax compensation charge in 1994 of $6,908,581. In addition to the $6,355,841 non-cash compensation charge referred to above, the aggregate charge reflected two additional elements. In March 1994, the Company adopted a bonus plan, pursuant to which it granted bonuses aggregating $358,848 in 1994. The bonuses were paid partly by issuance of shares of its common stock and partly by payment in cash. The noncash portion totaled $208,800, including 16,400 shares of common stock issued to employees under this plan and 1,000 shares issued to a consultant of the Company. Under this bonus plan, 800 shares committed to be issued to employees in 1994 were issued in 1995. In addition, the Company granted fully exercisable below market stock options under its option plan to purchase up to an aggregate of 20,715 shares of common stock at an exercise price of $3.64 per share, which resulted in a compensation charge of $193,892.

The components of the 1994 pretax compensation charges are as follows:

   Non-cash compensation charge related to 1994 Reorganization          $  6,355,841
   1994 bonus plan compensation charge                                       358,848
   1994 stock option compensation charge                                     193,892
                                                                        ------------
                                                                        $  6,908,581
                                                                        ============

3.      Acquisitions

In September 1995, the Company acquired the remaining 75% of the equity of a U.S. company, Ackerman Johnson Fastening Systems, Inc., for $800,000 in cash and $200,000 for an agreement not to compete for three years (see Note 7). In addition, in October 1995, the Company purchased for approximately $1,450,000 in cash the assets of Truline, a manufacturer and distributor of wall starter systems located in Chelmsford, England. Approximately $1,100,000, $725,000 of which was written off during 1996, of the costs of these two acquisitions represents the excess of the purchase price over the fair value of the assets acquired and is being amortized over ten years using the straight-line method. Both of these acquisitions have been accounted for under the purchase method of accounting. The pro forma effect on the Company's consolidated revenue, net income and net income per share, as if these acquisitions occurred at the beginning of the period, is immaterial in 1994 and 1995.

In December 1996, Simpson Strong-Tie International, Inc. ("SSTI"), a subsidiary of the Company, purchased the assets, including $675,000 in equipment, of the Builders Products Division of MiTek Industries Ltd. ("MiTek") for approximately $1,040,000. The remaining $365,000 of the purchase price represents the excess of the purchase price over the fair value of the assets acquired. In conjunction with the purchase of the assets, SSTI also agreed to supply MiTek and its customers with connector products. As a result of this acquisition, the Company believes that additional manufacturing space is needed and has determined that the consolidation of its UK facilities into a single location is advisable. In connection with this consolidation, the intangible assets associated with the MiTek acquisition, the Truline Group Ltd. ("Truline") acquisition in 1995, and the Stokes of Cannock Ltd. acquisition in 1994, were written off during 1996.


4.      Trade Accounts Receivable

Trade accounts receivable consist of the following:

                                                      DECEMBER 31,
                                               --------------------------   SEPTEMBER 30,
                                                   1995          1996            1997
                                               -----------    -----------   ------------
                                                                             (UNAUDITED)

   Trade accounts receivable                   $21,832,701    $22,242,827   $ 38,189,407
   Allowance for doubtful accounts                (931,321)    (1,108,950)    (1,622,209)
   Allowance for sales discounts                  (168,500)      (203,387)      (294,799)
                                               -----------    -----------   ------------
                                               $20,732,880    $20,930,490   $ 36,272,399
                                               ===========    ===========   ============

The Company sells product on credit and generally does not require collateral.


5.      Inventories

The components of inventories consist of the following:

                                                      DECEMBER 31,
                                               -------------------------   SEPTEMBER 30,
                                                   1995          1996           1997
                                               -----------    ----------    ------------
                                                                            (UNAUDITED)
   Raw materials                               $13,424,828    $15,107,660   $ 17,980,381
   In-process products                           3,180,416      3,763,634      6,092,749
   Finished products                            17,866,006     23,376,483     30,269,163
                                               -----------    -----------   ------------
                                               $34,471,250    $42,247,777   $ 54,342,293
                                               ===========    ===========   ============

At December 31, 1995 and 1996, and September 30, 1997, the replacement value of LIFO inventories exceeded LIFO cost by approximately $4,178,000, $1,186,000 and $386,000, respectively.

6.      Property, Plant and Equipment, net

Property, plant and equipment consists of the following:

                                                      DECEMBER 31,
                                               ---------------------------  SEPTEMBER 30,
                                                   1995          1996           1997
                                               -----------   -------------  -------------
                                                                             (UNAUDITED)
   Land                                        $ 2,065,682    $  2,065,682   $  2,785,668
   Buildings and site improvements              10,379,901      10,379,901     13,027,998
   Leasehold improvements                        2,688,430       2,869,612      3,050,405
   Machinery and equipment                      40,393,578      46,311,624     54,486,765
                                               -----------    ------------   ------------
                                                55,527,591      61,626,819     73,350,836
   Less accumulated depreciation and
     amortization                              (30,419,484)    (35,916,354)   (40,937,929)
                                               -----------    ------------   ------------
                                                25,108,107      25,710,465     32,412,907
   Capital projects in progress                  1,311,897       2,977,170      4,945,706
                                               -----------    ------------   ------------
                                               $26,420,004    $ 28,687,635   $ 37,358,613
                                               ===========    ============   ============

Included in property, plant and equipment at December 31, 1995 and 1996, are fully depreciated assets with an original cost of approximately $13,445,000 and $17,181,665, respectively. These fully depreciated assets are still in use in the Company's operations.


7.      Investments

In 1995, Simpson Strong-Tie Company Inc. acquired a 34% interest in Patrick Bellion S.A., a French manufacturer and distributor of connector products, for approximately $850,000 in cash. The Company has an option to purchase the remaining 66% prior to May 1997, which the Company intends to exercise. Approximately $503,000 of the aggregate acquisition cost represents the excess of the purchase price over the net book value of the equity acquired and is being amortized over ten years. This investment and the 49% investment in Bulldog-Simpson GmbH acquired in 1993 have been accounted for using the equity method. The Company's equity in the earnings or losses of these companies was not material in any of the three years in the period ended December 31, 1996.

In 1995, Simpson Strong-Tie Company Inc. acquired the remaining 75% interest in Ackerman-Johnson Fastening Systems Inc. (see Note 3) and no longer accounts for this investment under the equity method.

8.      Accrued Liabilities

Accrued liabilities consist of the following:

                                                      DECEMBER 31,
                                               -------------------------   SEPTEMBER 30,
                                                   1995          1996          1997
                                               -----------    -----------  -------------
                                                                             (UNAUDITED)
   Sales incentive and advertising allowances  $ 1,235,061    $1,470,656    $ 2,310,523
   Vacation liability                              924,177     1,062,569      1,134,781
   Other                                         1,227,289     1,604,423      2,399,907
                                               -----------    ----------    -----------
                                               $ 3,386,527    $4,137,648    $ 5,845,211
                                               ===========    ==========    ===========



9.      Debt

The outstanding debt at December 31, 1995 and 1996, and September 30, 1997, and the available credit at September 30, 1997, consisted of the following:


                                                                              AVAILABLE                DEBT OUTSTANDING
                                                                              ON CREDIT       -------------------------------------
                                                                              FACILITY AT        AT DECEMBER 31,
                                                                             SEPTEMBER 30,    ----------------------  SEPTEMBER 30,
                                                                                 1997          1995         1996          1997
                                                                             ------------    ---------    ----------  -------------
                                                                              (Unaudited)                             (Unaudited)
Revolving line of credit, interest at bank's reference rate (at September
30, 1997, the bank's reference rate was 8.50%), matures June 1998, commitment fees are paid at the annual rate of 0.125% on the unused portion
of the facility                                                               $13,537,128     $       -    $        -  $     -

Revolving line of credit, interest at bank's prime rate (at September 30,
1997, the bank's prime rate was 8.50%), matures June 1998, commitment fees are paid at the annual rate of
0.125% on the unused portion of the facility                                    4,937,129             -             -        -

Revolving term commitment, interest at bank's prime rate (at September 30,
1997, the bank's prime rate was 8.50%), matures June 1998, commitment fees are paid at the annual rate of
0.125% on the unused portion of the facility                                    4,000,000             -             -        -

Revolving line of credit, interest rate at the bank's base rate of interest plus 2% (at September 30, 1997, the bank's base rate of
interest plus 2% was 9.0%), matures June                                          403,400        20,037             -        -
1998, has an annual commission charge of
0.45% and is guaranteed by the Company

Standby letter of credit facilities                                               525,744             -             -        -

Other notes payable                                                                     -             -             -    29,943
                                                                              -----------     ---------    ----------  --------
                                                                               23,403,401     $  20,037    $        -  $ 29,943
                                                                                              =========    ==========  ========

Less standby letters of credit issued and outstanding                            (525,744)
                                                                              -----------
Net credit available                                                          $22,877,657
                                                                              ===========

The revolving lines of credit are guaranteed by the Company and its subsidiaries. The Company has two outstanding standby letters of credit. These letters of credit, in the aggregate amount of $525,744, are used to support the Company's self-insured workers' compensation insurance requirements. These letters of credit mature in June 1998 and each has an annual fee of 1.25% of the amount of the facility. Other notes payable represent debt associated with foreign businesses acquired in March 1997.


10.     Commitments and Contingencies

Leases

Certain properties occupied by the Company are leased. The leases expire at various dates through 2005 and generally require the Company to assume the obligations for insurance, property taxes, and maintenance of the facilities.

Some of the properties are leased from partnerships formed by certain current and former Company shareholders, directors, officers and employees. Rental expenses under these related party leases are as follows:


                                                        YEAR ENDED DECEMBER 31,
                                                 ------------------------------------
                                                     1994         1995         1996
                                                 -----------  ----------  -----------
   Simpson Investment Company                    $   185,100  $  185,100  $   185,100
   Doolittle Investors                               223,200     230,438      231,096
   Vacaville Investors                               478,428     437,640      437,640
   Vicksburg Investors                               302,534     322,289      329,017
   Columbus Westbelt Investment Co.                  351,600     418,525      581,064
   McKinney Investors                                141,240      70,620            -
                                                 -----------  ----------  -----------
                                                 $ 1,682,102  $1,664,612  $ 1,763,917
                                                 ===========  ==========  ===========

Rental expense for 1994, 1995 and 1996 with respect to all other leased property was approximately $971,000, $1,120,000 and $1,170,000, respectively.

At December 31, 1996, minimum rental commitments under all noncancelable leases are as follows:

               1997                                       $ 3,183,392
               1998                                         3,024,522
               1999                                         2,981,187
               2000                                         2,988,233
               2001                                         2,455,194
               Thereafter                                   3,922,723
                                                          -----------
                                                          $18,555,251
                                                          ===========

Some of these minimum rental commitments involve the related parties described above, contain renewal options, and provide for periodic rental adjustments based on changes in the consumer price index or current market rental rates. During 1995, the lease between the Company and Columbus Westbelt Investment Co. was amended to include additional building and improvements and was extended ten years to 2005. Future rent adjustments are based on prevailing market conditions at the time of the adjustment.

Environmental

At two of the Company's operating facilities, evidence of contamination resulting from activities of prior occupants was discovered. The Company took certain remedial actions at one facility in 1990 and has been informed by the lessor of the other facility, Vicksburg Investors, that appropriate remedial action has been taken. Accordingly, the Company does not believe that these matters will have a material adverse effect on its financial position or results of operations.

Litigation

From time to time, the Company is involved in various legal proceedings and other matters arising in the normal course of business.


11.      Income Taxes

The provision for income taxes consists of the following:

                                                     YEAR ENDED DECEMBER 31,
                                             ----------------------------------------
                                                 1994          1995           1996
                                             -----------   ------------  ------------
   Current:
      Federal                                $6,981,000    $ 7,536,000   $11,989,000
      State                                   1,795,000      1,526,000     2,353,000
   Deferred                                    (678,000)      (135,000)     (773,000)
                                             -----------   ------------  ------------
                                             $8,098,000    $ 8,927,000   $13,569,000
                                             ==========    ===========   ===========


Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate as a percentage of income before income taxes and minority interest are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                       1994        1995        1996
                                                      -------    -------     -------
   Federal tax rate                                     35.0%      35.0%        35.0%
   State taxes, net of federal benefit                   5.3%       5.0%         4.7%
   Non-deductible compensation related to stock plans   19.0%          -            -
   Other                                                 0.6%     (1.3)%         1.1%
                                                      -------     ------      -------
      Effective income tax rate                         59.9%      38.7%        40.8%
                                                      =======    =======      =======

The tax effects of the significant temporary differences that constitute the deferred tax assets and liabilities at December 31, 1994, 1995 and 1996, are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                     1994           1995          1996
                                                   ---------     ---------     ----------
   Deferred tax assets:
      State tax                                   $  495,013    $  533,943     $  795,671
      Compensation related to stock plans            260,777       246,514        165,967
      Workers' compensation                          122,210       101,815         89,657
      Health claims                                  172,810       198,333        213,476
      Vacation                                       330,546       367,379        422,392
      Accounts receivable allowance                  498,694       456,977        464,681
      Inventory allowance                            184,585       154,878        257,983
      Sales incentive and advertising allowances     404,164       508,457        237,050
      Other                                          203,656       182,159        272,578
                                                   ---------     ---------      ---------
                                                  $2,672,455    $2,750,455     $2,919,455
                                                  ==========    ==========     ==========

   Deferred tax liabilities (assets):
      Depreciation                                 $(216,878)    $(222,355)     $(255,683)
      Goodwill amortization                           38,158         6,866       (545,068)
      Other                                          212,503       238,706        174,255
                                                   ---------     ---------      ---------
                                                   $  33,783     $  23,217      $(626,496)
                                                   =========     =========      ==========

No valuation allowance has been recorded for deferred tax assets for the years ended December 31, 1994, 1995 and 1996, due to the Company's taxable income in 1996 and prior years.


12.     Profit Sharing and Pension Plans

The Company has four profit sharing plans covering substantially all salaried employees and nonunion hourly employees. Two of the plans, covering U.S. employees, provide for annual contributions in amounts the Board of Directors may authorize, subject to certain limitations, but in no event more than the amount permitted under the Internal Revenue Code as deductible expense. The other two plans, covering the Company's European employees, require the Company to make contributions ranging from three to ten percent of the employee's compensation. The total cost for all profit sharing plans for the years ended December 31, 1994, 1995 and 1996, was approximately $1,722,000, $2,036,000 and
$2,469,000, respectively.

The Company also contributes to various industry-wide, union-sponsored defined benefit pension funds for union, hourly employees. Payments to these funds aggregated approximately $485,000, $486,000 and $667,000 for the years ended December 31, 1994, 1995 and 1996, respectively.


13.     Related Party Transactions

In 1994, the Company spent $42,569 to purchase artwork from Barclay Simpson Fine Arts Gallery for display in the Pleasanton headquarters. This Gallery is owned and operated by Barclay Simpson, the Chairman of the Board and majority shareholder of the Company.

During 1994, a loan to the Company's President and Chief Executive Officer in the amount of $350,000 was repaid in full.

The Chairman and the President and Chief Executive Officer of the Company, who are directors and principal shareholders of the Company, also serve as directors and officers of the Simpson PSB Fund (a charitable organization). The Company contributed $50,000 to this organization in 1996.

Refer to Note 10 regarding related party transactions involving Company leases.

14.     Stock Bonus and Stock Options Plans

The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its non-qualified stock option plan as stock options granted under this plan have an exercise price equal to 100% of the market price on the date of grant. If the compensation cost for this plan had been determined based on the fair value at the grant dates for awards consistent with the method of FASB Statement 123, the pro forma effect on the Company's net income and earnings per share in 1995 and 1996 would have been:

                                                      1995           1996
                                                   -----------   -----------
   Net Income as reported                          $14,121,885   $19,720,638
   Pro forma                                        14,014,793    19,468,215

   Earnings per share, as reported                 $      1.23   $      1.68
   Pro forma                                              1.22          1.66

The fair value of each option granted in 1995 and 1996 was estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions for 1995 and 1996, respectively: risk-free interest rate of 5.5% for both years; no dividend yield for both years; expected lives of 5.5 and 6.0 years; and volatility of 24.1% for both years. The weighted average fair value per share of options granted during 1995 and 1996 were $4.72 and $8.51, respectively.

Under the terms of the 1994 Reorganization (see Note 2), employee shareholders who had participated in the Company's terminated stock purchase plans were granted options, exercisable at the initial public offering price, to purchase the number of shares which they had sold in the offering. Accordingly, the Company issued options to purchase 497,471 shares of the Company's common stock with an exercise price of $11.50 per share. These options are fully vested and expire in the year 2001.

In 1994, the Company met some of its operating goals established for its ongoing stock option plans, and accordingly options to purchase 95,000 shares at an exercise price of $10.25 per share and 500 shares at an exercise price of $11.28 per share were granted to employees participating in the plan. These options vest equally over a four-year period and expire in the year 2002. Also, because the Company met its operating goals, the Company granted to each of its four outside directors options to purchase 2,000 shares at an exercise price of $10.00 per share. These options are fully vested at the date of grant and expire in the year 2002.

In 1995, the Company met most of its operating goals established for its ongoing stock option plans, and accordingly options to purchase 92,250 shares at an exercise price of $13.50 per share were granted to employees participating in the plan. These options will vest equally over a four-year period and expire in the year 2003.

In 1996, the Company met most of its operating goals established for its ongoing stock option plans, and accordingly options to purchase 108,250 shares at an exercise price of $23.00 per share and 500 shares at an exercise price of $25.30 per share were to be granted to employees participating in the plan. These options will vest equally over a four-year period and expire in the year 2004. In addition, the Company granted to each of its four outside directors options to purchase 500 shares at an exercise price of $29.25 per share. These options are fully vested at the date of grant and expire in the year 2004.

The following table summarizes the Company's stock option activity for the three years ended December 31, 1996:

                                            1994                  1995                      1996
                                    --------------------   ----------------------  ---------------------
                                                 WEIGHTED-                WEIGHTED-             WEIGHTED-
                                                 AVERAGE                  AVERAGE               AVERAGE
                                                 EXERCISE                 EXERCISE              EXERCISE
 NON-QUALIFIED STOCK OPTIONS         SHARES       PRICE         SHARES      PRICE     SHARES      PRICE
----------------------------        ---------   ----------    ----------  --------   --------   ---------
Outstanding at beginning of year    1,828,358    $    1.46       895,429   $  8.77    904,114    $  9.22
  Granted                             621,686         9.93        92,250     13.50    110,750      23.12
  Granted in 1994 Reorganization      612,546         2.63             -         -          -          -
  Exercised                        (2,167,161)        1.98       (82,231)     9.11    (90,191)      5.84
  Forfeited                                 -            -        (1,334)    10.25    (10,939)     13.30
                                   ----------                  ---------              -------
Outstanding at end of year            895,429         8.77       904,114      9.22    913,734      11.18
                                   ==========                  =========              =======

Options exercisable at year-end       791,929                    736,740              694,779


The following table summarizes information about the Company's stock options outstanding at December 31, 1996:

                                        OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                               -----------------------------------     -----------------------
                                             WEIGHTED-
                                 NUMBER       AVERAGE     WEIGHTED-      NUMBER      WEIGHTED-
                               OUTSTANDING   REMAINING     AVERAGE    OUTSTANDING     AVERAGE
                               AT DECEMBER  CONTRACTUAL    EXERCISE   AT DECEMBER     EXERCISE
  RANGE OF EXERCISE PRICES      31, 1996       LIFE         PRICE       31, 1996       PRICE
---------------------------    -----------  ----------  -----------   ----------     ---------
                  $3.64        204,353      4.3 years    $  3.64       204,353       $ 3.64
                 $11.50        420,657      4.6 years      11.50       420,657        11.50
       $10.00 to $11.28         98,382      5.1 years      10.23        47,871        10.21
                 $13.50         79,592      6.0 years      13.50        19,898        13.50
       $23.00 to $29.25        110,750      7.0 years      23.12         2,000        29.25
                               -------                                 -------
        $3.64 to $29.25        913,734      5.0 years      11.19       694,779        9.21
                               =======                                 =======


The Company also maintains a Stock Bonus Plan whereby for each ten years of continuous employment with the Company each employee who does not participate in the Company's stock option plans receives 100 shares of common stock. In 1995 and 1996, the Company committed to issue 2,600 and 4,500 shares resulting in compensation charges of $61,250 and $180,155, respectively. The shares are issued in the year following the year in which they are earned.


15.     Recent Acquisitions

In January 1997, the Company purchased for $1,825,000 in cash a building at its Brea facility, which it had leased from a third party. The lease, which was scheduled to expire in May 1997, was terminated with no additional cost to the Company. The effect of this change on the Company's future minimum rental commitments is to reduce the 1997 commitments by $62,662.

During the first quarter of 1997, the Company and its subsidiaries completed two acquisitions. The first, is a purchase of three Canadian companies and a related U.S. company, the Isometric Group, which manufacture and distribute a line of mechanical anchors and related products. The acquisition price is approximately $7.3 million plus an earnout based on future sales increases. The second is the purchase, for approximately $1.7 million, of the remaining 66% equity in Patrick Bellion, S.A., a French manufacturer of connector products.

16.     Subsequent Events (Unaudited)

In June 1997, Simpson Strong-Tie International, Inc. ("SSTI"), signed an agreement to lease a facility in the United Kingdom. The facility is approximately 78,000 square feet and will be used for SSTI's UK operations. The term of the lease is for 25 years with the option to terminate in year 15 or in year 20 upon one year written notice by SSTI. SSTI expects to occupy this facility in the fourth quarter of this year. In July 1997, the Company amended its lease with Vacaville Investors to extend the term an additional four years to November 2007, with an option to extend the lease for an additional five or ten year period.

The effect of these, the commitments associated with the recently acquired businesses (see Note 15) and other changes on the Company's future minimum rental commitments is as follows:


                                          Minimum Rental
                                          Commitments at                      Revised Future
                                           December 31,        Effect of      Minimum Rental
                                               1996          Modifications     Commitments
                                            ----------        ----------        ----------

               1997                        $ 3,183,392       $   749,943       $ 3,933,335
               1998                          3,024,522         1,508,832         4,533,354
               1999                          2,981,187         1,091,361         4,072,548
               2000                          2,988,233           989,957         3,978,190
               2001                          2,455,194         1,027,871         3,483,065
               Thereafter                    3,922,723         8,790,536        12,713,259
                                           -----------       -----------       -----------
                                           $18,555,251       $14,158,500       $32,713,751
                                           ===========       ===========       ===========

The Company has a commitment to purchase a 48,000 square foot building which it currently leases in San Leandro, California, for approximately $1,975,000. This purchase is expected to close in the third quarter of 1998 and future minimum rental payments associated with this property have been excluded from the revised minimum rental commitment in the above table after the expected purchase date. In the fourth quarter of 1997, the Company purchased for cash a building located adjacent to its Brea, California, facility for approximately $2,516,000. In addition, the Company has committed to continue to lease its facility in Addison, Illinois, that the lessor is currently expanding. The Company also plans to build and occupy a new facility in Vicksburg, Mississippi.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14  Other Expenses of Issuance and Distribution

The expenses (other than underwriting discounts and commissions) in connection with the distribution of the securities being registered, which will be paid by the Selling Shareholders (except that the Registrant has agreed to donate to Simpson PSB Fund an amount in cash equal to the lesser of $250,000 and one-half of such expenses payable by Simpson PSB Fund), are as follows:

SEC Registration Fee                              $13,941
NASD Filing Fee                                     5,226
Blue Sky Expenses                                     *
Printing Fees                                         *
Registrar and Transfer Agent Fees                     *
Legal Fees and Expenses                               *
Accounting Fees and Expenses                          *
Miscellaneous                                         *


                                                  -------
       Total                                          *
                                                  =======



-----------

*  Estimate.

ITEM 15  Indemnification of Directors and Officers

As permitted by the California General Corporation Law ("GCL"), the Articles of Incorporation ("Articles") of the Registrant provide that the liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law, except (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (f) under GCL section 310 or (g) under GCL section 316. While the Articles provide protection from awards of monetary damages for breaches of the duty of care, they do not eliminate the directors' duty of care. The Articles do not affect the availability of equitable remedies, such as injunctions, based on a director's breach of the duty of care. These provisions apply to officers of the Registrant only if they are also directors of the Registrant acting in their capacity as directors, and do not apply to officers who are not directors of the Company.

In addition, the Bylaws of the Registrant require that the Registrant indemnify its officers and directors to the maximum extent permissible under the GCL, including indemnification against any claims, damages or liabilities in connection with any acts or omissions other than those for which a director may not be relieved of liability as described in the preceding paragraph and other than in circumstances in which indemnity is expressly prohibited by GCL section 317.

The Registrant has entered into agreements to indemnify the directors and officers of the Registrant and its subsidiaries, in addition to indemnification provided in the Registrant's Bylaws. These agreements, among other things, require that the Registrant indemnify the directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding or any threatened action or proceeding, whether civil or criminal, arising out of such person's actions as a director or officer of the Registrant of any of its subsidiaries or as a trustee of a profit-sharing trust of the Registrant or any of its subsidiaries.

The Underwriters named in the Prospectus have agreed to indemnify the Registrant and its directors and officers against certain liabilities as set forth in section 9 of the Underwriting Agreement appearing as Exhibit 1.1 to this Registration Statement.

ITEM 16  Exhibits

The following exhibits are filed herewith and made a part hereof:

EXHIBIT
NUMBER                             Description
------                             -----------
 1.1              Underwriting Agreement among the Registrant, the Selling
                  Shareholders and the Underwriters (to be filed by amendment).
 5.1              Opinion of Shartsis, Friese & Ginsburg LLP (to be filed by amendment).
23.1              Consent of Independent Certified Public Accountants.
23.2              Consent of Shartsis, Friese & Ginsburg LLP (to be included in
                  Exhibit 5.1)
24.1              Power of Attorney (included on page II-3 of this Registration
                  Statement).


ITEM 17  Undertakings

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on January 21, 1998.


                                   SIMPSON MANUFACTURING CO., INC.


                                   By      /s/ THOMAS J FITZMYERS
                                     ------------------------------------------
                                         Thomas J Fitzmyers, President

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barclay Simpson, Thomas J Fitzmyers and Stephen B. Lamson, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                 Name                                    Title                         Date
                 ----                                    -----                         ----


PRINCIPAL EXECUTIVE OFFICER:


          /s/ THOMAS J FITZMYERS               President, Chief Executive            January 21, 1998
------------------------------------------     Officer and Director
              Thomas J Fitzmyers


PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:


           /s/ STEPHEN B. LAMSON               Chief Financial Officer,              January 21, 1998
------------------------------------------     Secretary and Director
               Stephen B. Lamson


OTHER DIRECTORS:


           /s/ BARCLAY SIMPSON                 Chairman of the Board and             January 21, 1998
------------------------------------------     Director
               Barclay Simpson


           /s/ EARL F. CHEIT                   Director                              January 21, 1998
------------------------------------------
               Earl F. Cheit



           /s/ ALAN R. MCKAY                   Director                              January 21, 1998
------------------------------------------
               Alan R. McKay


         /s/ SUNNE WRIGHT MCPEAK               Director                              January 21, 1998
------------------------------------------
             Sunne Wright McPeak


          /s/ BARRY LAWSON WILLIAMS            Director                              January 21, 1998
------------------------------------------
              Barry Lawson Williams

                                  EXHIBIT INDEX



                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                DESCRIPTION                                           PAGE
------                                -----------                                           ----
      1.1              Underwriting Agreement among the Registrant,
                       the Selling Shareholders and the Underwriters
                       (to be filed by amendment)

      5.1              Opinion of Shartsis, Friese & Ginsburg LLP
                       (to be filed by amendment)

     23.1              Consent of Independent Certified Public
                       Accountants

     23.2              Consent of Shartsis, Friese & Ginsburg LLP
                       (to be included in Exhibit 5.1)

     24.1 Power of Attorney (included on page II-3 of the Registration Statement)